AR/S 3/31/2002

0-25251



Central Bancorp, Inc. /MA/

...we achieved several significant financial milestones during the year...



2002
annual report

Profile

became the holding company for Central Bank, whose legal name is Central Co-operative Bank. The Bank was founded in 1915 as a Massachusetts chartered co-operative bank to provide savings deposits and originate mortgage loans. Between 1970 and 1982, the Bank grew through mergers with six other Massachusetts co-operative banks. In 1994, Central Bank acquired Metro Bancorp, Inc., the parent company of Metropolitan Bank and Trust Company.

In October 1986, Central Bank became a public company by converting to a capital stock co-operative bank.

Central Bank is a full-service community banking operation that provides a variety of deposit and lending services — including savings and checking accounts for retail and business customers, mortgage loans for constructing, purchasing and refinancing residential and commercial properties, and loans for education, home improvement and other purposes. Through an arrangement with a third party broker-dealer, the Bank also offers mutual funds and other investment products to its customers.

The Bank operates eight full-service offices in the Massachusetts communities of Somerville, Arlington, Burlington, Chestnut Hill, Malden, Melrose, and Woburn (two branches).



Dear Shareholder

It is a distinct pleasure to present the 2002 Annual Report of Central Bancorp, Inc. and its subsidiary, Central Co-operative Bank.

Despite the challenging, and at times unpredictable, business environment prevailing throughout fiscal 2002, we are pleased with several significant financial milestones achieved by your Company during the year, most notably:

- Net interest and dividend income increased $500,000 to a *record* $14,413,000, reflecting higher lending activity, increased core deposits and a reduction in the cost of all funds due to declining interest rates.
- Commercial loans increased by $19,000,000 through careful strategic investments in both personnel and technology and in line with our overall business plan.
- Core deposits (principally checking, savings and money market accounts) rose nearly 13% to $152,600,000.
- Total assets of $468,219,000, stockholders' equity of $38,954,000 and total loans of $371,707,000 each ended the year at their *highest* levels in Company history.
- Asset quality has remained outstanding, with no non-performing loans at year-end, only a minimal level of loan delinquencies and no real estate foreclosures during the past two fiscal years.

For the fiscal year ended March 31, 2002, the Company's net income was $2,860,000, or $1.72 per diluted share. Because of the need, under generally accepted accounting principles, for write-downs in the equity securities portfolio in order to recognize an impairment in value, fiscal 2002's net income was $249,000 lower than the prior year. Excluding these write-downs, net income in fiscal 2002 would have exceeded net income in the prior year by $176,000.

For the first quarter of the current year, which ended June 30, 2002, the Company's net income was $1,027,000, or $0.63 per diluted share, representing a 94% increase from the corresponding quarter in the prior year. These results reflected the continuing improvement in the Company's net interest and dividend income, which increased for the fourth consecutive quarter.

We are excited with the performance of our newer product offerings, specifically the *Central Community Package* that provides customers with many attractive checking and savings account options; our mutual funds and insurance packages that offer customers the opportunity to diversify their financial assets by purchasing mutual funds, tax-deferred annuities, long-term care insurance and other products; and the *Central Web Package* that enables customers to conduct user-friendly on-line banking. These products have contributed to the increase in our base of retail customers. With the significant uncertainty in the stock market and the continuation of industry consolidation in our marketplace, we are confident these new products and our commitment to outstanding customer service position us to successfully extend our franchise in the years ahead.

"We are well positioned to meet our objective of increasing shareholder value through responsible growth and improved profitability over the long term."

During fiscal 2002, we continued our efforts to enhance shareholder value by repurchasing the Company's common stock in the open market, completing our fourth buyback program in March. Since initiating the buyback program in April 1999, we have repurchased 365,294 shares at an average cost of $19.56. This represents 18.5% of the common stock issued and outstanding prior to the adoption of the program. As we believe our stock to be an attractive long-term investment, we will consider additional repurchases if market conditions are favorable. Also during fiscal 2002, we paid quarterly cash dividends of $0.10 per share. Our healthy financial situation has allowed us to pay dividends for each quarter since the dividend program began in October 1996.

We are particularly gratified with the market's recognition of our efforts as demonstrated by the steady increase in the Company's stock price. At March 31, 2002, the Company's stock closed at a price of $27.75 per share, an increase of $9.75, or 54%, compared to the closing price on March 31, 2001. During this same period, the NASDAQ Bank Index increased 24% while the S&P 500 Index was virtually unchanged. This improving trend has continued since fiscal year-end with the Company's stock closing at $29.85 on June 30, 2002.

The recent spate of well-publicized corporate governance failures has profoundly shaken the confidence of all investors in the integrity of financial reporting and dimmed the prospects for an economic turnaround in the coming year. Such economic uncertainty generally creates a favorable interest rate environment for banks, but also makes it more difficult for our customers to succeed in the marketplace. We are confident in our ability to successfully meet the challenges of the upcoming year and are optimistic about the prospects for improved financial performance in fiscal 2003 as indicated by our improved first quarter results that I discussed earlier.

Your Board of Directors and management believe the long-term interests of the Company's shareholders, customers and employees will be best served by continuing to do what we do best — namely, providing a wide array of quality products and services to our customers while focusing on sound asset quality and proper control of our non-interest expenses. We have a solid foundation upon which we expect to build an even stronger company. With an extraordinary group of employees responding to the needs of our customers and with a solid reputation throughout the communities we serve, I am confident we will meet our objective of increasing shareholder value through responsible growth and improved profitability over the long-term.

Sincerely,



John D. Doherty
President & Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission File No. 0-25251

CENTRAL BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Massachusetts	**04-3447594**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
399 Highland Avenue, Somerville, Massachusetts	**02144**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(617) 628-4000**

Securities registered under Section 12(b) of the Act: **None**

Securities registered under Section 12(g) of the Act:

Common Stock, par value $1.00 per share
(Title of Class)
Stock Purchase Rights
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES _X_ NO ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. [ ]

The aggregate market value of the voting stock held by nonaffiliates of the registrant was approximately $25.5 million based on the closing sales price of the registrant's common stock as reported on the Nasdaq National Market℠ on June 21, 2002 ($30.00 per share). Solely for purposes of this calculation, directors, executive officers and greater than 5% stockholders are treated as affiliates.

As of June 21, 2002, there were issued and outstanding 1,632,789 shares of the registrant's common stock, par value $1.00 per share (of which 781,028 shares were deemed held by affiliates).

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the Proxy Statement for the 2002 Annual Meeting of Stockholders (the "Proxy Statement") are incorporated by reference into Part III of this Form 10-K.

CENTRAL BANCORP, INC.

ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

Item 1. Business

Note on Forward-Looking Statements

When used in this discussion and elsewhere in this Annual Report on Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including changes in regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

General

The Company. Central Bancorp, Inc. (the "Company"), a Massachusetts corporation, was organized by Central Co-operative Bank (the "Bank") on September 30, 1998, to acquire all of the capital stock of the Bank as part of its reorganization into the holding company form of ownership, which was completed on January 8, 1999. As the successor to the Bank, the Company's common stock, par value $1.00 per share (the "Common Stock"), became registered under the Securities Exchange Act of 1934. The Company is a registered bank holding company subject to regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Company has no significant assets other than the common stock of the Bank, a loan to the Bank's Employee Stock Ownership Plan ("ESOP") and various other liquid assets in which it invests in the ordinary course of business. For that reason, substantially all of the discussion in this Annual Report on Form 10-K relates to the operations of the Bank and its subsidiaries.

The Bank. Central Co-operative Bank ("Central" or the "Bank") was organized as a Massachusetts chartered co-operative bank in 1915 and converted from mutual to stock form in 1986. The primary business of the Bank is to generate funds in the form of deposits and use the funds to make mortgage loans for the construction, purchase and refinancing of residential properties, and to make loans on commercial real estate in its market area. In addition, the Bank makes a limited amount of consumer loans including home improvement and secured and unsecured personal loans, and commercial and industrial loans. The Bank also maintains an investment portfolio of various types of debt securities, including mortgage-backed securities, and a limited amount of equity securities. In fiscal 2002, the Bank began to offer investment services (including annuities) to its customers through a third party broker-dealer and its insurance affiliate.

The Bank is headquartered in Somerville, Massachusetts and its operations are conducted through eight full-service office facilities located in Somerville, Arlington, Burlington, Chestnut Hill, Malden, Melrose and Woburn, Massachusetts as well as over the Internet. Each branch office also has a 24-hour automated teller machine ("ATM"). The Bank is a member of the Federal Home Loan Bank ("FHLB") of Boston and its deposits are insured to applicable limits by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC").

All Massachusetts chartered co-operative banks are required to be members of the Share Insurance Fund. The Share Insurance Fund maintains a deposit insurance fund which insures all deposits in member banks which are not covered by federal insurance, which in the case of the Bank are its deposits in excess of $100,000 per insured account. In past years, a premium of 1/24 of 1% of insured deposits has been assessed annually on member banks such as the Bank for this deposit insurance. However, no premium has been assessed in recent years.

The Company's and Bank's main office is located at 399 Highland Avenue, Somerville, Massachusetts 02144 and their telephone number is (617) 628-4000. The Bank also maintains a website at *www.centralbk.com*.

The operations of the Bank and savings institutions are generally influenced by overall economic conditions, the related monetary and fiscal policies of the federal government, and the regulatory policies of financial institution regulatory authorities, including the Massachusetts Commissioner of Banks (the "Commissioner"), the Federal Reserve Board and the FDIC.

Market Area

All of the Bank's offices are located in the northwestern suburbs of Boston, which are its principal market area for deposits. The majority of the properties securing the Bank's loans are located in Middlesex County. The Bank's market area consists of established suburban areas and includes portions of the Route 128 high-technology corridor.

Competition

The Bank's competition for savings deposits has historically come from other co-operative banks, savings banks, savings and loan associations and commercial banks located in Massachusetts generally, and in the Boston metropolitan area, specifically. With the advent of interstate banking the Bank also faces competition from out-of-state banking organizations. In the past, during times of high interest rates, the Bank has also experienced additional significant competition for investors' funds from short-term money market funds and other corporate and government securities. The Bank has faced continuing competition from other financial intermediaries for deposits.

The Bank competes for deposits principally by offering depositors a wide variety of savings programs, convenient branch locations, 24-hour automated teller machines, Internet banking, preauthorized payment and withdrawal systems, tax-deferred retirement programs, and other miscellaneous services such as money orders, travelers' checks and safe deposit boxes. The Bank does not rely upon any individual, group or entity for a material portion of its deposits.

The Bank's competition for real estate loans comes principally from mortgage banking companies, co-operative banks and savings banks, savings and loan associations, commercial banks, insurance companies and other institutional lenders. The Bank competes for loan originations primarily through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers, real estate brokers and builders. The competition for loans encountered by the Bank, as well as the types of institutions with which the Bank competes, varies from time to time depending upon certain factors including the general availability of lendable funds and credit, general and local economic conditions, current interest rate levels, volatility in the mortgage markets and other factors which are not readily predictable.

Bank regulation is undergoing significant change with an increased number of bank mergers and acquisitions, changes in the products and services banks can offer, and involvement in non-banking activities by bank holding companies. Recent legislation and regulations have expanded the activities in which depository institutions may engage and reduced or eliminated some of the competitive advantages which thrift institutions formerly held over commercial banks, such as interest rate differentials which permitted thrift institutions to offer a higher rate of interest to attract deposits. The ability of the Bank to successfully compete will depend upon how successfully it can respond to the rapidly evolving competitive, regulatory, technological and demographic developments affecting its operations.

Lending Activities

The Bank offers residential mortgage and home equity loans, commercial real estate loans, construction loans, commercial and industrial loans, personal, home improvement, and various other types of consumer loans. For the year ended March 31, 2002, the Bank originated loans totaling $157.9 million, including $53.3 million of purchased loans. Of the total loans originated during fiscal 2002, $113.1 million, or 71.6%, were residential mortgage loans and $33.3 million, or 21.1%, were commercial mortgage loans. No loans were sold during fiscal 2002, 2001 and 2000 in the secondary market; however, the Bank may sell a portion of its residential mortgage loan originations in the future. The sale of loans in the secondary market allows the Bank to continue to make loans during periods when savings flows decline or funds are not otherwise available for lending purposes and to manage interest rate risk. The Bank's net loan portfolio increased by $25.7 million, or 7.5%, to $368.4 million at March 31, 2002 from $342.7 million at March 31, 2001. The increase occurred, despite the continuing high level of loan refinancing activity due to an increase in originations of commercial real estate loans and construction loans, and the purchase of residential mortgage loans.

Loan Portfolio Composition. The following table summarizes the composition of the Bank's loan portfolio by type of loan and the percentage each type represents of the total loan portfolio at the dates indicated.

	At March 31,									
	2002		2001		2000		1999		1998	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)									
Mortgage loans:										
Residential	$ 246,045	66.2%	$ 248,459	71.9%	$ 243,570	76.1%	$ 212,659	75.9%	$ 207,909	73.8%
Commercial	87,013	23.4	69,949	20.2	54,228	16.9	48,756	17.4	52,491	18.6
Construction	20,998	5.6	9,152	2.6	9,765	3.1	5,269	1.9	8,256	2.9
Second mortgage and home equity	9,154	2.5	10,977	3.2	7,403	2.3	7,462	2.7	8,369	3.0
Total mortgage loans	363,210	97.7	338,537	97.9	314,966	98.4	274,146	97.8	277,025	98.3
Other loans:										
Commercial and industrial	6,901	1.9	4,979	1.4	3,349	1.1	4,391	1.6	2,530	0.9
Consumer	1,596	0.4	2,277	0.7	1,698	0.5	1,809	0.6	2,169	0.8
Total other loans	8,497	2.3	7,256	2.1	5,047	1.6	6,200	2.2	4,699	1.7
Total loans	371,707	100.0%	345,793	100.0%	320,013	100.0%	280,346	100.0%	281,724	100.0%
Less:										
Allowance for loan losses	3,292		3,106		2,993		2,913		2,886	
Loans, net	$ 368,415		$ 342,687		$ 317,020		$ 277,433		$ 278,838	

Loan Portfolio Sensitivity. The following table sets forth certain maturity information as of March 31, 2002 regarding the dollar amount of commercial and industrial loans as well as construction loans in the Bank's portfolio, including scheduled repayments of principal, based on contractual terms to maturity. Demand loans, loans having no schedule of repayments and no stated maturity and overdrafts are reported as due in one year or less.

	Due Within One Year	Due After One Through Five Years	Due After Five Years	Total
		(In thousands)		
Construction loans	$ 19,157	$ 1,464	$ 377	$ 20,998
Commercial and industrial loans	5,472	867	562	6,901
Total	$ 24,629	$ 2,331	$ 939	$ 27,899

Of construction loans and commercial and industrial loans maturing more than one year after March 31, 2002, $2.3 million have fixed rates and $1.0 million, have floating or variable rates.

Residential Lending. The Bank's residential mortgage loans at March 31, 2002 totaled $246.0 million, or 66.2%, of the total loan portfolio. Fixed-rate residential mortgages totaled $142.2 million, or 57.8%, of the residential loan portfolio and adjustable rate loans totaled $103.8 million, or 42.2%, of the residential loan portfolio.

The Bank's adjustable-rate residential mortgage loans have a maximum term of 30 years, and allow for periodic interest rate adjustments. The Bank prices the initial rate competitively but generally avoids initial deep discounts from contracted indices and margins. The Bank has adopted the U.S. Treasury Securities Index, adjusted to a constant maturity of one to five years, as its primary index. The margin at which adjustable-rate loans are generally set is 2.875 percentage points over the stated index. Interest rate adjustments on adjustable mortgage loans are capped at two percentage points per adjustment and six percentage points over the life of the loan.

Residential loans may be granted as construction loans or permanent loans on residential properties. Construction loans on owner occupied residential properties may convert to residential loans at fixed or adjustable rates upon completion of construction. Loans secured by one- to four-family residential properties are typically written in amounts up to 80% of appraised value. The Bank generally requires private mortgage insurance for loans in excess of 80% of appraised value. The maximum loan-to-value ratio on owner occupied residential properties is 95%. The maximum loan-to-value ratio on non-owner occupied residential properties is 80%.

Commercial Real Estate and Construction Lending. The Bank originates permanent and construction loans on commercial real estate. Commercial real estate loans are typically secured by income-producing properties such as apartment buildings, office buildings, industrial buildings and various retail properties and are written with either fixed or adjustable interest rates. Commercial real estate loans with fixed interest rates have terms generally ranging from one to five years. As of March 31, 2002, commercial real estate loans totaled $87.0 million and constituted 23.4% of the total loan portfolio.

Commercial real estate loans may be made for up to 80% of the appraised value of the property up to $5.0 million, the Bank's "house lending limit" for an individual borrower. Commercial real estate loans currently offered by the Bank have terms of one to 20 years. Title insurance, fire, casualty insurance and flood insurance are required in amounts sufficient to protect the Bank's interest, where applicable. In some cases, commercial real estate loans were granted in participation with other lenders.

The Bank's construction loans totaled $21.0 million, or 5.6%, of the Bank's loan portfolio at March 31, 2002. Construction loans are short-term in nature and have maturities ranging from six months to two years. The Bank grants loans to construct residential and commercial real estate, as well as land development for individual residential lots. Currently, construction loans are made for up to 80% of the projected value of the completed property, based on independent appraisals. Funds are disbursed based on a schedule of completed work presented to the Bank and confirmed by physical inspection of the property by a construction consultant and only after receipt of title updates.

The Bank also originates loans for the construction of single-family homes for resale by professional builders. The Bank also lends to individuals for construction of one- to four-family homes which they intend to occupy. Borrowers are required to have a firm contract with a qualified builder or developer or to have demonstrated prior home building experience. Construction loans are normally made for a term of not more than eighteen months and based on a completed value of not more than 80%, as determined by an independent certified and licensed appraiser.

The growth in commercial real estate loans and construction loans in fiscal 2002, which aggregated $28.9 million, or 36.5%, is attributable to the addition of experienced commercial lenders and expansion of the credit administration function during the past year.

Second Mortgages and Home Equity Lines of Credit. The Bank offers home equity lines of credit that are secured by the borrower's equity in their primary residence and may take the form of a first or second mortgage. Equity loans are made in amounts up to 80% of the appraised value less any first mortgage. Payment of interest is required monthly and the rate is adjusted monthly based on changes in the Prime Rate, as quoted in the *Wall Street Journal*. Loans are not contingent upon proceeds being used for home improvement. The Bank's home equity loans outstanding, and amortizing second mortgages totaled $9.2 million, or 2.5%, of the Bank's loan portfolio at March 31, 2002.

Commercial and Industrial, Consumer and Other Loans. The Bank's commercial and industrial, consumer and other loans totaled $8.5 million, or 2.3%, of the total loan portfolio on March 31, 2002. The Bank's commercial and industrial portfolio consists primarily of time, demand and line-of-credit loans to a variety of local small businesses generally done on a secured basis. The Bank engages in consumer lending primarily as an accommodation to existing customers.

Risks of Commercial Real Estate, Construction and Commercial and Industrial Lending. Commercial real estate, construction and commercial and industrial lending entail significant additional risks compared to residential mortgage lending. The repayment of loans secured by income-producing properties is typically dependent on the successful operation of the properties and thus may be subject to a greater extent to adverse conditions in the local real estate market or in the economy generally. Construction loans involve additional risks, because of the uncertainties inherent in estimating construction costs, delays arising from labor problems, material shortages, and other unpredictable contingencies, which make it relatively difficult to evaluate accurately the total loan funds required to complete a project, and related loan-to-value ratios. Commercial and industrial loans are generally not secured by real estate and may involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation of the business involved, repayment of such loans may be subject to a greater extent to adverse conditions in the economy. For more information see " -- Non-Performing Assets."

Origination Fees and Other Fees. The Bank currently collects origination fees on some of the real estate loan products offered. Fees to cover the cost of appraisals, credit reports, and other direct costs are also collected. Loan origination fees collected vary in proportion to the level of lending activity as well as competitive and economic conditions.

The Bank imposes late charges on all loans with the exception of equity lines of credit and loans secured by deposits. The Bank also collects prepayment premiums and partial release fees on commercial real estate and construction loans where such items are negotiated as part of the loan agreement.

Loan Solicitation and Processing. Loan originations come from a number of sources. Residential real estate loans are attributable to walk-in customers, existing customers, real estate brokers, third party originators and builders. Commercial real estate loans are originated by the Bank's team of five commercial loan officers. Consumer loans result from walk-in customers and depositors.

Each loan originated by the Bank is underwritten by lending personnel of the Bank or qualified independent contract underwriters. Individual lending officers, a committee of loan officers and the Bank's Security Committee have the authority to approve loans up to various limits. Applications are received in each of the offices of the Bank. Independent certified and licensed appraisers are used to appraise the property intended to secure real estate loans. The Bank's underwriting criteria are designed to minimize the risks of each loan. There are detailed guidelines concerning the types of loans that may be made, the nature of the collateral, the information that must be obtained concerning the loan applicant and follow-up inspections of collateral after the loan is made.

Non-Performing Assets. The Bank notifies a borrower of a delinquency when any payment becomes 15 days past due. Repeated contacts are made if the loan remains delinquent for 30 days or more. The Bank will consider working out a payment schedule with a borrower to clear a delinquency, if necessary. If, however, a borrower is unwilling or unable to resolve such a default after 60 days, the Bank will generally proceed to foreclose and liquidate the property to satisfy the debt.

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans and amortization of net deferred loan fees or costs are discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due 90 days with respect to interest or principal. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectable as to both principal and interest.

The Bank has instituted additional procedures to closely monitor loans and bring potential problems to management's attention early in the collection process. The Bank prepares a monthly watch list of potential problem loans including currently performing loans. The Senior Loan Officer reviews delinquencies with the Security Committee of the Board of Directors at least monthly. Due to the high priority given to monitoring asset quality, Senior Management is involved in the early detection and resolution of problem loans.

The following table sets forth information with respect to the Bank's non-performing assets at the dates indicated.

	At March 31,				
	2002	2001	2000	1999	1998
			(Dollars in thousands)		
Loans accounted for on a non-accrual basis, non-performing loans	$ --	$ --	$ 235	$ 419	$ 357
Restructured loans	--	--	--	--	--
Real estate acquired by foreclosure	--	--	--	--	--
Non-performing assets	$ --	$ --	$ 235	$ 419	$ 357
Impaired loans, accruing	$ --	$ --	$ --	$ --	$ 1,306
Non-performing loans to total loans	0.00%	0.00%	0.07%	0.15%	0.13%
Non-performing assets to total assets	0.00%	0.00%	0.06%	0.12%	0.09%

At March 31, 2002, there were no loans where known information about possible credit problems of borrowers caused management to have serious doubts as to the ability of such borrowers to comply with present loan repayment terms.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level which management considers adequate to provide for potential losses based on an evaluation of known and inherent risks in the portfolio. Such evaluation for each of the periods reported includes identification of adverse situations which may affect the ability of certain borrowers to repay, a review of overall portfolio size, quality, composition and an assessment of existing and anticipated economic conditions. Regular reviews of the loan portfolio are performed to identify loans for which specific allowance allocations are considered prudent. Specific allocations are made based on the risk classification assigned to individual loans. Additionally, general risk allocations are determined by formula whereby the loan portfolio is stratified by loan type and by risk rating category. Loss factors are then applied to each strata based on various considerations including historical loss experience, delinquency trends, current economic conditions, industry standards and regulatory guidelines. While management uses available information in establishing the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. Additions to the allowance are charged to earnings and realized losses, net of recoveries, are charged to the allowance.

Various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at their examination date.

The following table presents activity in the allowance for loan losses during the years indicated.

	Years Ended March 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Balance at beginning of year	$ 3,106	$ 2,993	$ 2,913	$ 2,886	$ 2,900
Charge-offs:					
Residential mortgage	--	--	--	(88)	--
Commercial mortgage	--	--	--	--	(83)
Other loans	(4)	(4)	(9)	(11)	(14)
Total charge-offs	(4)	(4)	(9)	(99)	(97)
Recoveries:					
Residential mortgage	80	60	9	78	16
Commercial mortgage	103	48	36	36	46
Other loans	7	9	44	12	21
Total recoveries	190	117	89	126	83
Net recoveries (charge-offs)	186	113	80	27	(14)
Provision	--	--	--	--	--
Balance at end of year	$ 3,292	$ 3,106	$ 2,993	$ 2,913	$ 2,886
Average loans outstanding during the year	$335,271	$341,732	$300,089	$287,513	$ 250,329
Ratio of net charge-offs to average loans	na	na	na	na	0.01%
Total loans outstanding at end of year	$371,707	$345,793	$320,013	$280,346	$ 281,724
Ratio of allowance for loan losses to loans at end of year	0.89%	0.90%	0.94%	1.04%	1.02%

The allowance for loan losses is available for offsetting credit losses in connection with any loan, but is internally allocated among loan categories as part of the process for evaluating the adequacy of the allowance for loan losses. The following table presents the allocation of the Bank's allowance for loan losses, by type of loan, at the dates indicated.

	At March 31,					
	2002		2001		2000	
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
	(Dollars in thousands)					
Mortgage loans:						
Residential mortgage	$ 636	66.2%	$ 1,637	71.9%	$ 1,333	76.1%
Commercial mortgage	1,956	23.4	1,058	20.2	1,202	16.9
Construction	462	5.6	169	2.6	198	3.1
Second mortgage and home equity	98	2.5	163	3.2	178	2.3
Total mortgage loans	3,152	97.7	3,027	97.9	2,911	98.4
Other loans	140	2.3	79	2.1	82	1.6
Total	$ 3,292	100.0%	$ 3,106	100.0%	$ 2,993	100.0%

	At March 31,			
	1999		1998	
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
	(Dollars in thousands)			
Mortgage loans:				
Residential mortgage	$ 1,120	75.9%	$ 1,104	73.8%
Commercial mortgage	1,556	17.4	1,578	18.6
Construction	92	1.9	105	2.9
Second mortgage and home equity	58	2.7	48	3.0
Total mortgage loans	2,826	97.8	2,835	98.3
Other loans	87	2.2	51	1.7
Total	$ 2,913	100.0%	$ 2,886	100.0%

Investment Activities

The primary objectives of the investment portfolio are to achieve a competitive rate of return over a reasonable period of time and to provide liquidity. As a Massachusetts-chartered bank, the Bank is authorized to invest in various obligations of federal and state governmental agencies, corporate bonds and other obligations and, within certain limits, marketable equity securities. The Bank's investment in marketable equity securities is generally limited to large, well known corporations whose shares are actively traded. The size of the Bank's holdings in an individual company's stock is also limited by policy. A portion of the Bank's investment portfolio consists of mortgage-backed securities which represent interests in pools of residential mortgages. Such securities include securities issued and guaranteed by the Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), and the Government National Mortgage Association ("GNMA") as well as collateralized mortgage obligations ("CMOs") issued primarily by FNMA and FHLMC.

The Bank's investment policy requires that corporate debt securities be rated as "investment grade" at the time of purchase. Subsequent to March 31, 2002, a corporate bond in the investment portfolio was downgraded in credit rating below investment grade. This bond had a carrying value of $370,000 at year end (74% of par value) and $343,000 at May 31, 2002.

Investments are classified as either held to maturity, available for sale or trading. Investments classified as trading securities are reported at fair value with unrealized gains and losses included in earnings. Investments classified as available for sale are reported at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. Securities held to maturity are carried at amortized cost. At March 31, 2002, all of the Bank's marketable investments were classified as available for sale.

The following table sets forth a summary of the Bank's investment securities, as well as the percentage such investments comprise of the Bank's total assets, at the dates indicated.

	At March 31,		
	2002	2001	2000
	(Dollars in thousands)		
U. S. Government and agency obligations	$ 13,996	$ 19,051	$ 22,953
Corporate bonds	38,568	5,245	2,037
Mortgage-backed securities	18,340	19,314	23,308
Marketable equity securities	2,980	5,778	5,216
Total investment securities	$ 73,884	$ 49,388	$ 53,514
Percentage of total assets	15.8%	11.0%	13.1%

At March 31, 2002, the Bank owned securities issued by several companies having a book value that exceeded 10% of the Company's stockholders' equity. Such securities consisted primarily of debt obligations. The following table summarizes the aggregate book and market value of the Bank's holdings of each issuer.

Issuer	Book Value	Market Value
	(Dollars in thousands)	
AT&T	$ 5,318.5	$ 5,123.6
Ford Motor Credit	5,108.0	4,982.0
GMAC	5,092.3	5,067.4
Boeing Capital Corp.	5,043.7	4,958.4
Hewlett Packard	5,005.7	4,916.1
DaimlerChrysler	4,630.2	4,594.4

The following table sets forth the scheduled maturities, amortized cost, market values and average yields for the Bank's debt securities at March 31, 2002.

	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Portfolio		
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Market Value	Average Yield
	(Dollars in thousands)										
U.S. government and agency securities	$ --	-- %	$ 1,999	5.50%	$ 11,996	5.81%	$ --	-- %	$ 13,995	$13,996	5.77%
Corporate bonds	--	--	39,012	6.15	--	--	--	--	39,012	38,568	6.15
Mortgage-backed securities	259	6.70	1,521	6.85	1,281	7.76	15,316	6.92	18,377	18,340	6.97
Total	$ 259	6.70	$ 42,532	6.14	$ 13,277	6.00	$ 15,316	6.92	$ 71,384	$70,904	6.29

Savings Activities, Borrowings and Other Sources of Funds

General. Savings accounts and other types of deposits have traditionally been an important source of the Bank's funds for use in lending and for other general business purposes. In addition to deposits, the Bank derives funds from loan repayments, loan sales, borrowings and from other operations. The availability of funds is influenced by the general level of interest rates and other market conditions. Scheduled loan repayments are a relatively stable source of funds while deposit inflows and outflows vary widely and are influenced by prevailing interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in deposits or deposit inflows at less than projected levels and may be used on a longer term basis to support expanded lending activities.

Deposits. Consumer deposits are attracted principally from within the Bank's market area through the offering of a broad selection of deposit instruments including demand deposit accounts, NOW and Preferred NOW accounts, money market deposit accounts, regular savings accounts, term deposit accounts and retirement savings plans. The Bank does not actively solicit or advertise for deposits outside of its market area or solicit brokered deposits. The Bank attracts deposits through its branch office network, automated teller machines and by paying rates competitive with other Massachusetts financial institutions.

During fiscal 2002, management sought to increase its core deposit base *i.e.*, noncertificate accounts, in order to partially fund the Bank's increased lending activity. To assist in that effort, the Bank developed and began to offer its Community Package Account, consisting of a group of deposit accounts and an ATM/debit card with no monthly fees.

Deposit Accounts. The following table shows the distribution of the Bank's deposit accounts at the dates indicated and the weighted average rate paid for each category of account for the years indicated.

	Years Ended March 31,								
	2002			2001			2000		
	Average Balance	% of Deposits	Average Rate Paid	Average Balance	% of Deposits	Average Rate Paid	Average Balance	% of Deposits	Average Rate Paid
	(Dollars in thousands)								
Demand deposit accounts	$ 24,535	9.0%	-- %	$ 20,382	7.5%	-- %	$ 18,742	7.3%	-- %
NOW accounts	36,177	13.2	1.12	32,312	12.0	1.29	30,885	12.0	1.19
Regular, club and 90-day notice accounts	67,322	24.7	1.32	62,018	22.9	2.03	61,424	23.8	2.05
Money market deposit accounts	16,869	6.2	1.75	17,200	6.4	2.22	21,417	8.3	2.22
Term deposit certificates	127,906	46.9	5.13	138,223	51.2	5.81	125,068	48.6	5.16
Total deposits	$ 272,809	100.0%	2.98%	$ 270,135	100.0%	3.73%	$ 257,536	100.0%	3.32%

Time Deposits in Excess of $100,000. The following table indicates the amount of the Bank's time deposits of $100,000 or more by time remaining until maturity as of March 31, 2002 (in thousands).

Maturity Period:	
Three months or less	$ 10,680
Three through six months	6,824
Six through twelve months	6,947
Over twelve months	2,782
Total	$ 27,233

Borrowings. From time to time the Bank borrows funds from the FHLB of Boston. All advances from the FHLB of Boston are secured by a blanket lien on residential first mortgage loans, certain investment securities and all the Bank's stock in the FHLB of Boston. At March 31, 2002, the Bank had advances outstanding from the FHLB of Boston of $164.0 million. Funds from these advances were used to fund the Bank's growth in loans and investments. Additional sources of funds include The Co-operative Central Bank Reserve Fund and the Federal Reserve System.

The following table sets forth certain information regarding borrowings from the FHLB of Boston at the dates and for the periods indicated.

	At or for the Years Ended March 31,		
	2002	2001	2000
	(Dollars in thousands)		
Amounts outstanding at end of period	$ 164,000	$ 121,000	$ 111,000
Weighted average rate at end of period	4.39%	5.84%	5.66%
Maximum amount of borrowings outstanding at any month end	$ 164,000	$ 121,000	$ 113,000
Approximate average amounts outstanding	$ 124,680	$ 111,980	$ 80,907
Approximate weighted average rate during the year	5.41%	6.18%	5.56%

Subsidiary Activities

In July 1999, the Bank established Central Preferred Capital Corporation ("CPCC"), a Massachusetts corporation which has elected to be taxed as a real estate investment trust ("REIT") for federal and Massachusetts tax purposes. CPCC holds mortgage loans which were previously originated by the Bank.

In April 1998, the Bank established Central Securities Corporation, a Massachusetts corporation, as a wholly owned subsidiary of the Bank for the purpose of engaging exclusively in buying, selling and holding, on its own behalf, securities that may be held directly by the Bank. This subsidiary corporation holds U.S. Treasury notes, Government agency obligations, corporate bonds and mortgage-backed securities and qualifies under Section 38B of Chapter 63 of the Massachusetts General Laws as a Massachusetts security corporation.

REGULATION AND SUPERVISION

Regulation and Supervision of the Company

General. The Company is a bank holding company subject to regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956 (the "BHCA"). As a result, the activities of the Company are subject to certain limitations, which are described below. In addition, as a bank holding company, the Company is required to file annual and quarterly reports with the Federal Reserve Board and to furnish such additional information as the Federal Reserve Board may require pursuant to the BHCA. The Company is also subject to regular examination by the Federal Reserve Board.

Activities. With certain exceptions, the BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that is not a bank or a bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking. The activities of the Company are subject to these legal and regulatory limitations under the BHCA and the related Federal Reserve Board regulations. Notwithstanding the Federal Reserve Board's prior approval of specific nonbanking activities, the Federal Reserve Board has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

Effective with the enactment of the Gramm-Leach-Bliley Act (the "G-L-B Act") on November 12, 1999, bank holding companies whose financial institution subsidiaries are well capitalized and well managed and have satisfactory Community Reinvestment Act ("CRA") records can elect to become "financial holding companies" which are permitted to engage in a broader range of financial activities than are permitted to bank holding companies. Financial holding companies are authorized to engage in, directly or indirectly, financial activities. A financial activity is an activity that is: (i) financial in nature; (ii) incidental to an activity that is financial in nature; or (iii) complementary to a financial activity and that does not pose a safety and soundness risk. The G-L-B Act includes a list of activities that are deemed to be financial in nature. Other activities also may be decided by the Federal Reserve Board to be financial in nature or incidental thereto if they meet specified criteria. A financial holding company that intends to engage in a new activity or to acquire a company to engage in such an activity is required to give prior notice to the Federal Reserve Board. If the activity is not either specified in the G-L-B Act as being a financial activity or one that the Federal Reserve Board has determined by rule or regulation to be financial in nature, the prior approval of the Federal Reserve Board is required.

Acquisitions. Under the BHCA, a bank holding company must obtain the prior approval of the Federal Reserve Board before (1) acquiring direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company would directly or indirectly own or control more than 5% of such shares; (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. Satisfactory financial condition, particularly with regard to capital adequacy, and satisfactory CRA ratings generally are prerequisites to obtaining federal regulatory approval to make acquisitions.

Under the BHCA, any company must obtain approval of the Federal Reserve Board prior to acquiring control of the Company or the Bank. For purposes of the BHCA, "control" is defined as ownership of more than 25% of any class of voting securities of the Company or the Bank, the ability to control the election of a majority of the directors, or the exercise of a controlling influence over management or policies of the Company or the Bank. In addition, the Change in Bank Control Act and the related regulations of the Federal Reserve Board require any person or persons acting in concert (except for companies required to make application under the BHCA), to file a written notice with the Federal Reserve Board before such person or persons may acquire control of the Company or the Bank. The Change in Bank Control Act defines "control" as the power, directly or indirectly, to vote 25% or more of any voting securities or to direct the management or policies of a bank holding company or an insured bank.

Under Massachusetts banking law, prior approval of the Massachusetts Division of Banks is also required before any person may acquire control of a Massachusetts bank or bank holding company. Massachusetts law generally prohibits a bank holding company from acquiring control of an additional bank if the bank to be acquired has been in existence for less than three years or, if after such acquisition, the bank holding company would control more than 30% of the FDIC-insured deposits in the Commonwealth of Massachusetts.

Capital Requirements. The Federal Reserve Board has adopted guidelines regarding the capital adequacy of bank holding companies, which require bank holding companies to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. See "Regulation and Supervision of the Bank -- Capital Requirements."

Dividends. The Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations adopted by the Federal Reserve Board pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized." See "Regulation and Supervision of the Bank -- Prompt Corrective Regulatory Action."

Stock Repurchases. As a bank holding company, the Company is required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the Company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would violate any law, regulation, Federal Reserve Board order, directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. This requirement does not apply to bank holding companies that are "well-capitalized," received one of the two highest examination ratings at their last examination and are not the subject of any unresolved supervisory issues.

Regulation and Supervision of the Bank

General. The Bank is subject to extensive regulation by the Commissioner and the FDIC. The lending activities and other investments of the Bank must comply with various regulatory requirements. The Commissioner and FDIC periodically examine the Bank for compliance with these requirements. The Bank must file reports with the Commissioner and the FDIC describing its activities and financial condition. The Bank is also subject to certain reserve requirements promulgated by the Federal Reserve Board. This supervision and regulation is intended primarily for the protection of depositors. Certain of these regulatory requirements are referred to below or appear elsewhere herein.

Capital Requirements. Under FDIC regulations, state-chartered banks that are not members of the Federal Reserve System are required to maintain a minimum leverage capital requirement consisting of a ratio of Tier 1 capital to total assets of 3% if the FDIC determines that the institution is not anticipating or experiencing significant growth and has well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and in general a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System (the CAMELS rating system) established by the Federal Financial Institutions Examination Council. For all but the most highly rated institutions meeting the conditions set forth above, the minimum leverage capital ratio is 3% plus an additional "cushion" amount of at least 100 to 200 basis points with a minimum leverage capital requirement of not less than 4%. Tier 1 capital is the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets (other than certain mortgage and non-mortgage servicing assets, purchased credit card relationships and qualifying supervisory goodwill) minus identified losses, disallowed deferred tax assets and investments in financial subsidiaries and certain non-financial equity investments.

In addition to the leverage ratio (the ratio of Tier 1 capital to total assets), state-chartered nonmember banks must maintain a minimum ratio of qualifying total capital to risk-weighted assets of at least 8% of which at least four percentage points must be Tier 1 capital. Qualifying total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items. Tier 2 capital items include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and preferred stock with a maturity of over 20 years, certain other capital instruments and up to 45% of pretax net unrealized holding gains on equity securities. The includable amount of Tier 2 capital cannot exceed the institution's Tier 1 capital. Qualifying total capital is further reduced by the amount of the bank's investments in banking and finance subsidiaries that are not consolidated for regulatory capital purposes, reciprocal cross-holdings of capital securities issued by other banks, most intangible assets and certain other deductions. Under the FDIC risk-weighting system, all of a bank's balance sheet assets and the credit equivalent amounts of certain off-balance sheet items are assigned to one of four broad risk weight categories from 0% to 100%, based on the risks inherent in the type of assets or item. The aggregate dollar amount of each category is multiplied by the risk weight assigned to that category. The sum of these weighted values equals the bank's risk-weighted assets.

At March 31, 2002, the Bank's ratio of Tier 1 capital to average assets was 7.61%, its ratio of Tier 1 capital to risk-weighted assets was 11.28% and its ratio of total risk-based capital to risk-weighted assets was 12.35%.

Dividend Limitations. The Bank may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the Bank at the time of its conversion to stock form.

Earnings of the Bank appropriated to bad debt reserves and deducted for Federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. The Bank intends to make full use of this favorable tax treatment and does not contemplate use of any earnings in a manner which would limit the Bank's bad debt deduction or create federal tax liabilities.

Under FDIC regulations, the Bank is prohibited from making any capital distributions if after making the distribution, the Bank would have: (i) a total risk-based capital ratio of less than 8.0%; (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0%.

Deposit Insurance. The Bank is required to pay assessments to the FDIC for insurance of its deposits by the BIF based on a percentage of its insured deposits. Under the Federal Deposit Insurance Act, the FDIC is required to set semi-annual assessments for BIF-insured institutions at a rate determined by the FDIC to be necessary to maintain the designated reserve ratio of the BIF at 1.25% of estimated insured deposits or at a higher percentage of insured deposits that the FDIC determines to be justified for that year by circumstances raising a significant risk of substantial future losses to the BIF. In the event the BIF should fail to meet the statutory reserve ratio, the FDIC would be required to set semi-annual assessments for BIF members that are sufficient to increase the reserve ratio to 1.25% within one year or in accordance with such other schedule that the FDIC adopts by regulation to restore the reserve ratio in not more than 15 years.

The assessment rate for an insured depository institution is determined by the assessment risk classification assigned to the institution by the FDIC based on the institution's capital level and supervisory evaluations. Based on the data reported to regulators for date closest to the last day of the fourth month preceding the semi-annual assessment period, institutions are assigned to one of three capital groups — well capitalized, adequately capitalized or undercapitalized — using the same percentage criteria as in the prompt corrective action regulations. See "--Prompt Corrective Regulatory Action." Within each capital group, institutions are assigned to one of three subgroups on the basis of supervisory evaluations by the institution's primary supervisory authority and such other information as the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance fund.

The FDIC has adopted an assessment schedule for BIF deposit insurance pursuant to which the assessment rate for well-capitalized institutions with the highest supervisory ratings have been reduced to zero and institutions in the worst risk assessment classification will be assessed at the rate of 0.27% of insured deposits. At March 31, 2002, the Bank is considered well capitalized. In addition, FDIC-insured institutions are required to pay assessments to the FDIC to help fund interest payments on certain bonds issued by the Financing Corporation ("FICO"), an agency of the federal government established to finance takeovers of insolvent thrifts. Until December 31, 1999, BIF-insured institutions were required to pay FICO assessments at one-fifth the rate at which Savings Association Insurance Fund ("SAIF") members were assessed. After December 31, 1999, both BIF and SAIF members have been assessed at the same rate for FICO payments.

The FDIC has announced that the BIF reserve ratio had fallen below 1.25% as of March 31, 2002. The FDIC has further indicated that in the event the BIF reserve ratio is expected to remain below the designated reserve ratio when the FDIC establishes the assessment rate for the first half of 2003 this fall, it will require BIF-insured banks to begin paying a premium for deposit insurance.

All Massachusetts chartered co-operative banks are required to be members of the Share Insurance Fund. The Share Insurance Fund maintains a deposit insurance fund which insures all deposits in member banks which are not covered by federal insurance, which in the case of the Bank are its deposits in excess of $100,000 per insured account. In past years, a premium of 1/24 of 1% of insured deposits has been assessed annually on member banks such as the Bank for this deposit insurance. However, no premium has been assessed in recent years.

Prompt Corrective Regulatory Action. Under FDICIA, the federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements, including a leverage limit, a risk-based capital requirement, and any other measure deemed appropriate by the federal banking regulators for measuring the capital adequacy of an insured depository institution. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees if the institution would thereafter fail to satisfy the minimum levels for any of its capital requirements. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days; (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters, under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan. A "significantly undercapitalized" institution, as well as any undercapitalized institution that does not submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution may also be required to divest the institution or the institution could be required to divest subsidiaries. The senior executive officers of a significantly undercapitalized institution may not receive bonuses or increases in compensation without prior approval and the institution is prohibited from making payments of principal or interest on its subordinated debt. In their discretion, the federal banking regulators may also impose the foregoing sanctions on an undercapitalized institution if the regulators determine that such actions are necessary to carry out the purposes of the prompt corrective provisions. If an institution's ratio of tangible capital to total assets falls below the "critical capital level" established by the appropriate federal banking regulator, the institution will be subject to conservatorship or receivership within specified time periods.

Under the implementing regulations, the federal banking regulators generally measure an institution's capital adequacy on the basis of its total risk-based capital ratio (the ratio of its total capital to risk-weighted assets), Tier 1 risk-based capital ratio (the ratio of its core capital to risk-weighted assets) and leverage ratio (the ratio of its core capital to adjusted total assets). The following table shows the capital ratios required for the various prompt corrective action categories.

	Well Capitalized	Adequately Capitalized	Undercapitalized	Significantly Undercapitalized
Total risk-based capital ratio	10.0% or more	8.0% or more	Less than 8.0%	Less than 6.0%
Tier 1 risk-based capital ratio	6.0% or more	4.0% or more	Less than 4.0%	Less than 3.0%
Leverage ratio	5.0% or more	4.0% or more *	Less than 4.0% *	Less than 3.0%

* 3.0% if institution has a composite 1 CAMELS rating.

A "critically undercapitalized" institution is defined as an institution that has a ratio of "tangible equity" to total assets of less than 2.0%. Tangible equity is defined as core capital plus cumulative perpetual preferred stock (and related surplus) less all intangible assets other than qualifying supervisory goodwill and certain purchased mortgage servicing rights. The FDIC may reclassify a well capitalized depository institution as adequately capitalized and may require an adequately capitalized or undercapitalized institution to comply with the supervisory actions applicable to institutions in the next lower capital category (but may not reclassify a significantly undercapitalized institution as critically undercapitalized) if the FDIC determines, after notice and an opportunity for a hearing, that the savings institution is in an unsafe or unsound condition or that the institution has received and not corrected a less-than-satisfactory rating for any CAMELS rating category.

Loans to Executive Officers, Directors and Principal Stockholders. Loans to directors, executive officers and principal stockholders of a state non-member bank like the Bank must be made on substantially the same terms as those prevailing for comparable transactions with persons who are not executive officers, directors, principal stockholders or employees of the Bank unless the loan is made pursuant to a compensation or benefit plan that is widely available to employees and does not favor insiders. Loans to any executive officer, director and principal stockholder together with all other outstanding loans to such person and affiliated interests generally may not exceed 15% of the bank's unimpaired capital and surplus and all loans to such persons may not exceed the institution's unimpaired capital and unimpaired surplus. Loans to directors, executive officers and principal stockholders, and their respective affiliates, in excess of the greater of $25,000 or 5% of capital and surplus (up to $500,000) must be approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. State non-member banks are prohibited from paying the overdrafts of any of their executive officers or directors unless payment is made pursuant to a written, pre-authorized interest-bearing extension of credit plan that specifies a method of repayment or transfer of funds from another account at the bank. Loans to executive officers may not be made on terms more favorable than those afforded other borrowers and are restricted as to type, amount and terms of credit. In addition, Section 106 of the BHCA prohibits extensions of credit to executive officers, directors, and greater than 10% stockholders of a depository institution by any other institution which has a correspondent banking relationship with the institution, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

Transactions with Affiliates. A state non-member bank or its subsidiaries may not engage in "covered transactions" with any one affiliate in an amount greater than 10% of such bank's capital stock and surplus, and for all such transactions with all affiliates a state non-member bank is limited to an amount equal to 20% of capital stock and surplus. All such transactions must also be on terms substantially the same, or at least as favorable, to the bank or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. An affiliate of a state non-member bank is any company or entity which controls or is under common control with the state non-member bank and, for purposes of the aggregate limit on transactions with affiliates, any subsidiary that would be deemed a financial subsidiary of a national bank. In a holding company context, the parent holding company of a state non-member bank (such as the Company) and any companies which are controlled by such parent holding company are affiliates of the state non-member bank. The BHCA further prohibits a depository institution from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution, subject to certain limited exceptions.

Massachusetts State Law. As a Massachusetts-chartered co-operative bank, the Bank is subject to the applicable provisions of Massachusetts law and the regulations of the Commissioner adopted thereunder. The Bank derives its lending and investment powers from these laws, and is subject to periodic examination and reporting requirements by and of the Commissioner. In addition, the Bank is required to make periodic reports to the Co-operative Central Bank. In 1990, legislation was enacted permitting banks nationwide to enter the Bank's market area and compete for deposits and loan originations. The approval of the Massachusetts Commissioner of Banks is required prior to any merger or consolidation, or the establishment or relocation of any office facility.

Employees

At March 31, 2002, the Bank employed 84 full-time and 36 part-time employees. The Bank's employees are not represented by any collective bargaining agreement. Management of the Bank considers its relations with its employees to be good.

Item 2. Properties

The Bank owns all its offices, except the Burlington and Malden branch offices, and the loan and operations centers located in Somerville. Net book value includes the cost of land, buildings and improvements as well as leasehold improvements, net of depreciation and/or amortization. At March 31, 2002, all of the Bank's offices were in reasonable condition and met the business needs of the Bank. The following table sets forth the location of the Bank's offices, as well as certain information relating to these offices as of March 31, 2002 (dollars in thousands):

Office Location	Year Opened	Net Book Value at March 31, 2002
Main Office		
399 Highland Avenue Somerville, MA	1974	$ 248
Branch Offices:		
175 Broadway Arlington, MA	1982	119
85 Wilmington Road Burlington, MA	1978(a)	4
1192 Boylston Street Chestnut Hill (Newton), MA	1954	144
137 Pleasant Street Malden, MA	1975(b)	28
846 Main Street Melrose, MA	1994	170
275 Main Street Woburn, MA	1980	465

Office Location	Year Opened	Net Book Value at March 31, 2002
198 Lexington Street Woburn, MA	1974	$ 170
Operations Center 17 Inner Belt Road Somerville, MA	1994 (c)	25
Loan Center 401 Highland Avenue Somerville, MA	2002(d)	2

(a) The lease for the Burlington branch expires in 2007 with no renewal option.
(b) The lease for the Malden branch expires in 2005 with an option to extend the lease for one ten-year term.
(c) The lease for the operations center expires in 2004 with no renewal option.
(d) The lease for the loan center expires in 2006 with an option to extend for one three-year term.

At March 31, 2002, the net book value of the Bank's premises and equipment was $1.8 million.

Item 3. Legal Proceedings

The Bank from time to time is involved as plaintiff or defendant in various legal actions incident to its business. Except as described herein, none of these actions are believed to be material, either individually or collectively, to the results of operations and financial condition of the Company or any subsidiary.

The Bank has been named as defendant in a civil suit filed March 28, 2002 in Middlesex Superior Court under the caption *Yi v. Central Bank* in which it is alleged, *inter alia*, that the Bank committed an unfair or deceptive trade practice by failing to pay surplus foreclosure proceeds to a junior lien holder in 1994. Plaintiff seeks damages of $160,000 plus interest of approximately $150,000 and has applied for a multiple damage award under Chapter 93A of the Massachusetts General Laws which provides for up to treble damages if a violation is found to be willful or knowing. The Bank believes that it has meritorious defenses to all such claims and intends to vigorously defend against them.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is traded over-the-counter on the Nasdaq National Market^{SM} under the symbol "CEBK." At March 31, 2002, there were 1,632,789 shares of the common stock outstanding and approximately 260 holders of record. The foregoing number of holders does not reflect the number of persons or entities who held the stock in nominee or "street name" through various brokerage firms. In October 1996, the Company established a quarterly cash dividend policy and made its first dividend distribution on November 15, 1996; it has paid cash dividends on a quarterly basis since initiating the dividend program.

The following tables list the high and low prices for the Common Stock during each quarter of fiscal 2002 and fiscal 2001 as reported by the Nasdaq National Market^{SM}, and the amounts and payable dates of the cash dividends paid during each quarter of fiscal 2002 and fiscal 2001. The stock quotations constitute interdealer prices without retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

Common Stock Prices

Fiscal 2002	High	Low
6/30/01	$ 26.00	$ 17.50
9/30/01	27.75	21.50
12/31/01	26.99	21.00
3/31/02	29.75	25.00

Fiscal 2001	High	Low
6/30/00	$ 17.000	$ 14.250
9/30/00	20.063	14.625
12/31/00	18.250	15.500
3/31/01	19.625	16.750

Cash Dividends (*payable dates*)

Fiscal 2002	Amount
5/18/01	$ 0.10
8/17/01	0.10
11/16/01	0.10
2/15/02	0.10

Fiscal 2001	Amount
5/19/00	$ 0.10
8/18/00	0.10
11/17/00	0.10
2/15/01	0.10

Item 6. Selected Financial Data

	At or for the Year Ended March 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share data)				
Balance Sheet					
Total assets	$ 468,219	$ 449,337	$ 409,557	$ 364,696	$ 375,233
Total loans	371,707	345,793	320,013	280,346	281,724
Investments:					
Available for sale	73,884	49,388	68,316	68,881	73,027
Held to maturity	--	--	--	--	4,000
Deposits	261,907	287,167	258,339	266,463	276,364
Borrowings	164,000	121,000	111,000	57,000	59,000
Total stockholders' equity	38,954	38,212	37,397	38,742	36,786
Shares outstanding	1,633	1,684	1,810	1,967	1,965
Statements of Operations					
Net interest and dividend income	$ 14,413	$ 13,914	$ 13,375	$ 11,947	$ 11,698
Provision for loan losses	--	--	--	--	--
Net gain (loss) from sale and write-down of investment securities	(150)	680	1,013	580	1,051
Other non-interest income	838	608	656	788	763
Total non-interest expenses	10,465	10,330	9,345	8,773	8,471
Income before cumulative effect of accounting change	2,860	3,109	3,567	2,682	3,047
Net income	2,860	3,109	3,333	2,682	3,047
Earnings per common share after cumulative effect of accounting change - diluted	1.72	1.81	1.77	1.38	1.56
Selected Ratios					
Interest rate spread	2.85%	2.80%	3.11%	2.97%	3.11%
Net yield on interest-earning assets	3.36	3.38	3.64	3.29	3.45
Equity-to-assets	8.32	8.50	9.13	10.62	9.80
Return on average assets before cumulative effect of change in accounting principle	0.65	0.74	0.94	0.72	0.88
Return on average stockholders' equity before cumulative effect of change in accounting principle	7.62	8.11	9.49	7.12	8.64
Dividend payout ratio	23.39	22.42	20.67	23.45	20.64

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The operations of the Bank are generally influenced by overall economic conditions, the related monetary and fiscal policies of the federal government and the regulatory policies of financial institution regulatory authorities, including the Banking Commissioner, the Federal Reserve Board and the FDIC.

The Bank monitors its exposure to earnings fluctuations resulting from market interest rate changes. Historically the Bank's earnings have been vulnerable to changing interest rates due to differences in the terms to maturity or repricing of its assets and liabilities. For example, in a rising interest rate environment, the Bank's net interest income and net income could be negatively affected as interest-sensitive liabilities (deposits and borrowings) could adjust more quickly to rising interest rates than the Bank's interest-sensitive assets (loans and investments).

The following is a discussion and analysis of the Bank's results of operations for the last three fiscal years and its financial condition at the end of fiscal years 2002 and 2001. Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and accompanying notes.

Application of Critical Accounting Policies

Management's discussion and analysis of the Bank's financial condition and results of operations are based on the consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States. The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to the allowance for loan losses. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis in making judgments about the carrying values of assets that are not readily apparent from other sources. Actual results could differ from the amount derived from management's estimates and assumptions under different assumptions or conditions.

Management believes the allowance for loan losses policy is a critical accounting policy that required the most significant estimates and assumptions used in the preparation of the consolidated financial statements. The allowance for loan losses is based on management's evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan portfolio. Management believes the allowance for loan losses is a significant estimate and therefore regularly evaluates it for adequacy by taking into consideration factors such as prior loan loss experience, the character and size of the loan portfolio, business and economic conditions and management's estimation of future losses. The use of different estimates or assumptions could produce different provisions for loan losses. Refer to the discussion of Allowance for Loan Losses in the Business Section and Notes 1 and 4 to Consolidated Financial Statements for a detailed description of management's estimation process and methodology related to the allowance for loan losses.

Results of Operations

The Bank reported net income of $2.9 million or $1.72 per diluted share for fiscal 2002, as compared to $3.1 million, or $1.81 per diluted share for fiscal 2001 and $3.3 million or $1.77 per diluted share after the cumulative effect of a change in accounting principle for fiscal 2000.

The Bank's earnings decrease for fiscal 2002 compared with fiscal 2001 was primarily due to write-downs of $642 thousand in certain equity securities which had experienced a decline in fair value judged to be other than temporary, partially offset by higher net interest income. The Bank's earnings decrease for fiscal 2001 compared with fiscal 2000 was primarily the result of an increase in operating expenses and a decrease in the net gain on sale of investment securities, partially offset by higher net interest income. The increase in salaries and benefits in 2001 was impacted by a one-time expenditure relating to the settlement of a severance claim. The Bank was able to increase net interest and dividend income during the period despite a fiercely competitive market for loans. The increase in the cost of deposits in fiscal 2001 resulted from management's decision to aggressively price deposits which caused the overall cost of funds to increase.

Interest Rate Spread. The Bank's operating results are significantly affected by its net interest spread, which is the difference between the yield on loans and investments and the interest cost of deposits and borrowings. The interest spread is affected by economic conditions and market factors that influence interest rates, loan demand and deposit flows.

The following table presents average balances, interest income and expense and yields earned or rates paid on all interest-earning assets and interest-bearing liabilities for the years indicated.

	Years Ended March 31,								
	2002			2001			2000		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
Mortgage loans	$ 327,806	$ 23,799	7.26%	$ 334,513	$ 25,613	7.66%	$ 293,126	$ 21,806	7.44%
Other loans	7,465	438	5.87	7,219	716	9.92	6,963	599	8.60
Total loans	335,271	24,237	7.23	341,732	26,329	7.70	300,089	22,405	7.47
Short-term investments	22,076	866	3.92	7,457	487	6.53	8,197	421	5.14
Investment securities	71,427	4,170	5.84	62,998	4,101	6.51	59,243	3,598	6.07
Total investments	93,503	5,036	5.39	70,455	4,588	6.51	67,440	4,019	5.96
Total interest-earning assets	428,774	29,273	6.83	412,187	30,917	7.50	367,529	26,424	7.19
Allowance for loan losses	(3,234)			(3,042)			(2,946)		
Non-interest-earning assets	14,951			13,676			14,109		
Total assets	$ 440,491			$ 422,821			$ 378,692		
Liabilities and Stockholders' Equity:									
Interest-bearing liabilities:									
Deposits	$ 248,274	8,119	3.27	$ 249,753	10,087	4.04	$ 238,794	8,553	3.58
Advances from FHLB of Boston	124,680	6,741	5.41	111,980	6,916	6.18	80,907	4,496	5.56
Total interest-bearing liabilities	372,954	14,860	3.98	361,733	17,003	4.70	319,701	13,049	4.08
Non-interest-bearing deposits	24,535			20,382			18,742		
Other liabilities	4,481			2,383			2,658		
Total liabilities	401,970			384,498			341,101		
Stockholders' equity	38,521			38,323			37,591		
Total liabilities and stockholders' equity	$ 440,491			$ 422,821			$ 378,692		
Net interest and dividend income		$ 14,413			$ 13,914			$ 13,375	
Interest rate spread			2.85%			2.80%			3.11%
Net yield on interest-earning assets			3.36%			3.38%			3.64%

Rate/Volume Analysis. The effect on net interest income of changes in interest rates and changes in the amounts of interest-earning assets and interest-bearing liabilities is shown in the following table. Information is provided on changes for the fiscal years indicated attributable to changes in interest rates and changes in volume. Changes due to combined changes in interest rates and volume are allocated between changes in rate and changes in volume proportionally to the change due to volume and the change due to rate.

	2002 vs. 2001 Changes due to increase (decrease) in:			2001 vs. 2000 Changes due to increase (decrease) in:		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income:						
Mortgage loans	$ (503)	$(1,311)	$ (1,814)	$ 3,148	$ 659	$ 3,807
Other	24	(302)	(278)	23	94	117
Total income from loans	(479)	(1,613)	(2,092)	3,171	753	3,924
Short-term investments	639	(260)	379	(41)	107	66
Investment securities	516	(447)	69	250	253	503
Total income from investments	1,155	(707)	448	209	360	569
Total interest and dividend income	676	(2,320)	(1,644)	3,380	1,113	4,493
Interest expense:						
Deposits	(60)	(1,908)	(1,968)	435	1,099	1,534
Advances from FHLB of Boston	738	(913)	(175)	1,875	545	2,420
Total interest expense	678	(2,821)	(2,143)	2,310	1,644	3,954
Net interest and dividend income	$ (2)	$ 501	$ 499	$ 1,070	$ (531)	$ 539

Interest and Dividend Income. The Bank experienced a $1.6 million overall decrease in interest and dividend income for the year ended March 31, 2002 compared to fiscal 2001. Interest income on loans decreased by $2.1 million to $24.2 million due to a $6.5 million decrease in average loan balances and a 47 basis point decline in the average rate earned. During fiscal year 2002, the Bank originated and purchased new loans amounting to $157.9 million, including $84.0 million during the fourth quarter of the year. With declining interest rates, management had decided to slow down the origination of fixed-rate residential loans during the first half of the year. During the second half of the year, the Bank priced its residential loans more competitively which increased origination volume. The Bank has continued to emphasize commercial lending in order to diversify the loan portfolio and improve overall portfolio yield. Additionally, interest and dividend income on investments increased by $448 thousand in fiscal 2002 due primarily to an $23.0 million increase in average total balances of investments partially offset by a 112 basis point decrease in the rate earned on investments. The overall total average balance of interest-earning assets increased by $16.6 million from fiscal 2001 to fiscal 2002, and the average yield on all interest-earning assets decreased by 67 basis points between the two fiscal years.

The Bank experienced a $4.5 million overall increase in interest and dividend income for the year ended March 31, 2001 compared to fiscal 2000. Interest income on loans increased by $3.9 million to $26.3 million due to a $41.6 million increase in average loan balances. Total loans increased by $25.8 million from March 31, 2000 to March 31, 2001 and the yield on these loans increased by 23 basis points. The Bank originated new loans amounting to $82.6 million. The increase in the loan portfolio reflects a management decision to increase loan originations in a favorable interest rate environment. As rates declined during the calendar year, management decided to slow down residential lending but continued its emphasis on commercial lending in order to diversify the loan portfolio and improve overall portfolio yield. Additionally, interest and dividend income on investments increased by $569 thousand due primarily to an $3.0 million increase in average total balances of investments and a 58 basis point increase in the rate earned on investments during fiscal 2001. The overall total average balance of interest-earning assets increased by $44.7 million from fiscal 2000 to fiscal 2001, and the average yield on all interest-earning assets increased by 31 basis points between the two fiscal years.

Interest Expense. For fiscal 2002, interest expense on deposits decreased by $2.0 million from $10.1 million in fiscal 2001 to $8.1 million in fiscal 2002. The decrease can be attributed primarily to a 77 basis point reduction in the cost of deposits in fiscal 2002 reflecting the series of reductions in interest rates initiated by the

Federal Reserve Board beginning in January 2001 and the repricing of nearly 70% of certificates of deposit outstanding at March 31, 2001 in fiscal 2002. Interest expense on borrowings decreased $175 thousand as the average balance of borrowings rose to $124.7 million during fiscal 2002 from $112.0 million during fiscal 2001, which was more than offset by a decrease of 77 basis points in the rate paid on these borrowings to 5.41% in fiscal 2002 from 6.18% in fiscal 2001. There was an overall increase in the average balance of interest-bearing liabilities of $11.2 million during fiscal 2002 compared to fiscal 2001.

For fiscal 2001, interest expense on deposits increased by $1.5 million from $8.6 million in fiscal 2000 to $10.1 million in fiscal 2001. The increase can be attributed primarily to an increase of 46 basis points in the interest rate paid on deposits from 3.58% during fiscal 2000 to 4.04% in fiscal 2001, plus an increase in the average total balance of interest-bearing deposits to $249.8 million during fiscal 2001 from $238.8 million in the prior period. Interest expense on borrowings also increased as the average balance of borrowings rose to $112.0 million during fiscal 2001 from $80.9 million during fiscal 2000, in addition to an increase of 62 basis points in the rate paid on these borrowings to 6.18% in fiscal 2001 from 5.56% in fiscal 2000. Both factors combined to cause a $2.4 million increase in interest expense on borrowings during fiscal 2001. There was an overall increase in the average balance of interest-bearing liabilities of $42.0 million during fiscal 2001 compared to fiscal 2000.

Provision for Loan Losses. Due to the high level of asset quality, as measured by low delinquency rates and the absence of non-performing assets during the past two years, the Bank made no provision for loan losses during fiscal 2002, 2001 and 2000. At March 31, 2002, 2001 and 2000, non-performing assets totaled $0, $0, and $235 thousand, representing 0%, 0% and 0.06% of total assets, respectively.

Non-interest Income. Total non-interest income for fiscal 2002 was $688 thousand, compared to $1.3 million during fiscal 2001. The primary reason for the $600 thousand decline in fiscal 2002 was the write-down of $642 thousand in certain equity securities which had experienced a decline in fair value judged to be other than temporary and a decrease in gains on the sale of securities. Partially offsetting this decrease was an increase in deposit service charges attributable to an increase in core deposit accounts and, for the first time, brokerage income from the Bank's new offering of investment products through a third party.

Total non-interest income for fiscal 2001 was $1.3 million, compared to $1.7 million during fiscal 2000. The primary reason for the $381 thousand decline was a decrease in gains from the sale of investment securities from $1.0 million in fiscal 2000 to $680 thousand in fiscal 2001.

Non-interest Expenses. Non-interest expenses increased $135 thousand during fiscal 2002, as compared to the year ended March 31, 2001. Such increase is primarily due to increases in professional fees of $292 thousand and data processing service fees of $119 thousand, partially offset by decreases in other expenses of $289 thousand and occupancy and equipment expenses of $68 thousand. Salaries and employee benefits, the largest component of non-interest expenses, increased by $81 thousand, or 1.5%, during fiscal 2002.

The increase in professional fees of $292 thousand in fiscal 2002 compared to fiscal 2001 was primarily due to increased legal and consulting costs. The increase in data processing service fees was due to the change, in November 2000, to a new data processing system more suitable to the Bank's needs. The decrease in other expenses of $289 thousand was due to a reduction in advertising expense of $303 thousand as the Bank curtailed its regular promotion of certificates of deposits.

Salaries and employee benefits expense increased approximately $80 thousand during fiscal 2002 despite a $175 thousand increase in ESOP expense due to the initial application of the fair value method of accounting for the allocation of ESOP shares to employees. Prior to fiscal 2002, compensation expense was recognized as shares were allocated to ESOP participants' accounts based on the cost of such shares to the ESOP. In future periods, compensation expense relating to the ESOP may be significantly affected by the market value of the Company's common stock.

Non-interest expenses increased $985 thousand during the year ended March 31, 2001, as compared to the year ended March 31, 2000. This increase is primarily attributable to increase in salaries and benefits of $554 thousand, which included a one-time expenditure relating to the settlement of a severance claim, an increase in data processing service fees of $313 thousand due to a change in computer processing systems and an increase in other expenses of $204 thousand. The primary reason for the increase in other expenses was $291 thousand in higher expenditures for promotions, advertising and marketing. These increases were partially offset by a reduction in professional fees during fiscal 2001 of $118 thousand due to consulting fees incurred during fiscal 2000 relating to a tax planning strategy implemented during fiscal 2000.

Income Taxes. The effective rates of income tax expense for the years ended March 31, 2002, 2001 and 2000 were 38.3%, 36.2% and 37.4%, respectively. The change among years is primarily due to variations in the Bank's state taxes. Such variations reflect differences in the utilization of the Bank's REIT subsidiary.

In June 2002, the Bank received from the Commonwealth of Massachusetts Department of Revenue ("DOR") a Notice of Intent to Assess additional state excise taxes of $535 thousand plus interest and penalties with respect to its tax years ended March 31, 2000 and 2001. The Bank is aware that the DOR has sent similar notices to numerous other financial institutions in Massachusetts that reported a deduction for dividends received from a REIT during this period. Assessed amounts ultimately paid, if any, would be deductible expenses for federal income tax purposes.

The DOR contends that dividend distributions by the Bank's REIT to the Bank are fully taxable in Massachusetts. The Bank believes that the Massachusetts statute that provides for a dividends received deduction equal to 95% of certain dividend distributions applies to the distributions made by the Bank's REIT. Accordingly, no provision has been made in the Company's consolidated financial statements for the amounts assessed or additional amounts that might be assessed in the future. The Bank intends to vigorously appeal the assessment and to pursue all available means to defend its position.

Financial Condition

Total assets at March 31, 2002 amounted to $468.2 million, an increase of $18.9 million from $449.3 million at March 31, 2001. Total assets at March 31, 2001 amounted to $449.3 million, an increase of $39.7 million from $409.6 million at March 31, 2000. During fiscal 2002, increases in the Bank's borrowed funds and the liquidation of short-term investments were used to fund the increase in loans and investments and the decrease in deposits.

Net loans increased $25.7 million to $368.4 million at March 31, 2002 from $342.7 million at March 31, 2001. At March 31, 2002, mortgage loans were $363.2 million, a $24.7 million increase from March 31, 2001. The increase in mortgage loans was primarily attributable to increases in commercial real estate and construction loans which increased $17.1 million and $11.8 million, respectively. The growth in commercial real estate loans and construction loans is attributable to the addition of experienced commercial lenders and expansion of the credit administration function during the past year. During the year ended March 31, 2002, the Bank originated and purchased loans totaling $157.9 million. Total loans originated and purchased during the year ended March 31, 2001, amounted to $82.6 million.

Total deposits at March 31, 2002 were $261.9 million, a $25.3 million decrease from $287.2 million one year earlier. This decrease is attributable to a decline in certificates of deposit of $42.7 million, partially offset by an increase in core deposits of $17.4 million. The significant decrease in certificates of deposits reflects management's decision to be less aggressive in its pricing of such deposits in 2002.

Advances from the FHLB of Boston increased to $164.0 million at March 31, 2002 from $121.0 million at March 31, 2001. The Bank increased its borrowings from the FHLB of Boston in fiscal 2002 to partially fund loan growth and the reduction in certificates of deposit.

Stockholders' equity increased to $39.0 million at March 31, 2002 from $38.2 million at March 31, 2001 due to $2.7 million in comprehensive income, $492 thousand in proceeds from option exercises and $305 thousand in amortization in unearned ESOP compensation. The increases in these equity accounts were partially offset by $1.9 million in treasury stock purchases and $669 thousand in dividends paid.

Liquidity

The Bank's principal sources of liquidity are customer deposits, amortization and repayments of loan and mortgage-backed security principal, FHLB of Boston advances and maturities of various other investments. These various sources of liquidity, as well as the Bank's ability to sell residential mortgage loans in the secondary market, are used to fund deposit withdrawals, loan originations and investments.

Deposits have been a relatively stable source of funds for the Bank despite increasing competition in recent years. During fiscal 2002, deposit balances decreased by $25.3 million to $261.9 million from $287.2 million at March 31, 2001. The mix of deposits changed significantly during fiscal 2002 with term deposit certificates decreasing $42.7 million while core deposit accounts increased $17.4 million. This shift occurred due to the Bank's emphasis of its core deposit products and less aggressive pricing of term deposits.

The Bank is a member of the FHLB of Boston and has the ability to borrow from the FHLB of Boston for any sound business purpose for which the Bank has legal authority, subject to such regulations and limitations as may be prescribed. At March 31, 2002 and 2001, the Bank had outstanding FHLB of Boston advances of $164.0 million and $121.0 million, respectively. The deposits and FHLB advances were used to fund the Bank's lending and investing activities during the year. The FHLB of Boston advances are secured by a blanket lien on residential first mortgage loans, U.S. Government and agency securities and all stock in the FHLB of Boston.

As a member of The Co-operative Central Bank, the Bank also has the right to borrow from that organization for short-term cash needs, by pledging certain assets. The Bank also may obtain funds from the Federal Reserve Bank of Boston by pledging certain of the Bank's notes and drafts. The Bank has not exercised these rights.

At March 31, 2002, outstanding commitments to originate mortgage loans totaled $25.1 million, and commitments for unadvanced funds on home equity, commercial and construction loans totaled $17.2 million. Currently, the Bank is not selling mortgage loans in the secondary market. Management believes that the Bank has adequate sources of liquidity to fund these commitments.

Capital Resources

The Company and the Bank are required to maintain minimum capital ratios pursuant to federal banking regulations. The first standard establishes a risk-adjusted ratio relating capital to different categories of balance sheet assets and off-balance sheet obligations. Two categories of capital are defined: Tier 1 or core capital (stockholders' equity) and Tier 2 or supplementary capital. Total capital is the sum of both Tier 1 and Tier 2 capital. According to the standards, Tier 1 capital must represent at least 50% of qualifying total capital. At March 31, 2002, the minimum total risk-based capital ratio required was 8.00%. The Company's and the Bank's risk-based total capital ratios at March 31, 2002 were 13.06% and 12.35%, respectively.

To complement the risk-based standards, the FDIC adopted a leverage ratio (stockholders' equity divided by total average assets) of 3% for the most highly rated banks and 4%-5% for all others. The leverage ratio is to be used in tandem with the risk-based capital ratios as the minimum standards for banks. The Company's and the Bank's leverage ratios were 8.09% and 7.61%, respectively, at March 31, 2002.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Bank's earnings are largely dependent on its net interest income, which is the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Bank seeks to reduce its exposure to changes in interest rate, or market risk, through active monitoring and management of its interest-rate risk exposure. The policies and procedures for managing both on- and off-balance sheet activities are established by the Bank's asset/liability management committee ("ALCO"). The Board of Directors reviews and approves the ALCO policy annually and monitors related activities on an ongoing basis.

Market risk is the risk of loss from adverse changes in market prices and rates. The Bank's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities.

The main objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on the Bank's net interest income and preserve capital, while adjusting the Bank's asset/liability structure to control interest-rate risk. However, a sudden and substantial increase or decrease in interest rates may adversely impact earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis.

The Bank quantifies its interest-rate risk exposure using a sophisticated simulation model. Simulation analysis is used to measure the exposure of net interest income to changes in interest rates over a specific time horizon. Simulation analysis involves projecting future interest income and expense under various rate scenarios. The simulation is based on actual cash flows and assumptions of management about the future changes in interest rates and levels of activity (loan originations, loan prepayments, deposit flows, etc). The assumptions are inherently uncertain and, therefore, actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and strategies. The net interest income projection resulting from use of actual cash flows and management's assumptions is compared to net interest income projections based on an immediate shift of 300 basis points upward and 200 basis points downward (150 basis points for 2002 due to the current low interest rate environment). Internal guidelines on interest rate risk state that for every 100 basis points immediate shift in interest rates, estimated net interest income over the next twelve months should decline by no more than 5%.

The following table indicates the estimated exposure, as a percentage of estimated net interest income, for the twelve month period following the date indicated assuming an immediate shift in interest rates as set forth below:

	March 31,	
	2002	2001
300 basis point increase in rates	(12.9)%	(3.6)%
200 basis point decrease in rates (2001 only)		(10.3)%
150 basis point decrease in rates (2002 only)	0.5%	

For each one percentage point change in net interest income in the 2002 projections, the effect on net income would be $115 thousand assuming a 36% tax rate.

Item 8. Financial Statements and Supplementary Data

CENTRAL BANCORP, INC. AND SUBSIDIARY
Consolidated Balance Sheets
(Dollars In Thousands)

	March 31,	
	2002	2001
Assets		
Cash and due from banks	$ 5,109	$ 5,351
Short-term investments	2,455	35,718
Cash and cash equivalents	7,564	41,069
Investment securities available for sale (amortized cost of $74,935 in 2002 and $50,136 in 2001) (note 2)	73,884	49,388
Stock in Federal Home Loan Bank of Boston, at cost (notes 2 and 7)	8,300	6,150
The Co-operative Central Bank Reserve Fund (note 2)	1,576	1,576
Total investments	83,760	57,114
Loans (notes 3)	371,707	345,793
Less allowance for loan losses (note 4)	3,292	3,106
Net loans	368,415	342,687
Accrued interest receivable	2,530	2,426
Banking premises and equipment, net (note 5)	1,836	2,018
Deferred tax asset, net (note 8)	1,289	801
Goodwill, net (note 1)	2,232	2,520
Other assets	593	702
Total assets	$ 468,219	$ 449,337
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits (note 6)	$ 261,907	$ 287,167
Federal Home Loan Bank advances (notes 2 and 7)	164,000	121,000
Advance payments by borrowers for taxes and insurance	1,111	1,220
Accrued expenses and other liabilities	2,247	1,738
Total liabilities	429,265	411,125
Commitments and contingencies (notes 8, 9 and 12)		
Stockholders' equity (note 10):		
Preferred stock $1.00 par value, authorized 5,000,000 shares; none issued	--	--
Common stock $1.00 par value, authorized 15,000,000 shares; 1,999,588 shares issued at March 31, 2002 and 1,970,000 shares issued at March 31, 2001	2,000	1,970
Additional paid-in capital	11,934	11,190
Retained income	33,141	30,950
Treasury stock (366,799 shares at March 31, 2002 and 285,836 shares at March 31, 2001), at cost	(7,189)	(5,230)
Accumulated other comprehensive (loss) income	(626)	(431)
Unearned compensation - ESOP (note 11)	(306)	(237)
Total stockholders' equity	38,954	38,212
Total liabilities and stockholders' equity	$ 468,219	$ 449,337

See accompanying notes to consolidated financial statements.

CENTRAL BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Income
(In Thousands, Except Per Share Data)

	Years Ended March 31,		
	2002	2001	2000
Interest and dividend income:			
Mortgage loans	$ 23,799	$ 25,613	$ 21,806
Other loans	438	716	599
Short-term investments	866	487	421
Investments	4,170	4,101	3,598
Total interest and dividend income	29,273	30,917	26,424
Interest expense:			
Deposits	8,119	10,087	8,553
Federal Home Loan Bank advances	6,741	6,916	4,496
Total interest expense	14,860	17,003	13,049
Net interest and dividend income	14,413	13,914	13,375
Provision for loan losses (note 4)	--	--	--
Net interest and dividend income after provision for loan losses	14,413	13,914	13,375
Non-interest income:			
Deposit service charges	482	428	414
Net gain (loss) from sale and write-down of investment securities (note 2)	(150)	680	1,013
Brokerage income	100	--	--
Other income	256	180	242
Total non-interest income	688	1,288	1,669
Non-interest expenses:			
Salaries and employee benefits (note 11)	5,652	5,571	5,017
Occupancy and equipment (note 5)	1,124	1,192	1,167
Data processing service fees	966	847	534
Professional fees	1,049	757	875
Goodwill amortization	288	288	288
Other expenses	1,385	1,675	1,464
Total non-interest expenses	10,464	10,330	9,345
Income before income taxes	4,637	4,872	5,699
Provision for income taxes (note 8)	1,777	1,763	2,132
Income before cumulative effect of change in accounting principle	2,860	3,109	3,567
Cumulative effect of change in accounting principle, net of taxes (note 1)	--	--	(234)
Net income	$ 2,860	$ 3,109	$ 3,333
Earnings per common share (note 1):			
Before cumulative effect of change in accounting principle-basic	$ 1.73	$ 1.81	$ 1.90
Before cumulative effect of change in accounting principle – diluted	$ 1.72	$ 1.81	$ 1.89
After cumulative effect of change in accounting principle-basic	$ 1.73	$ 1.81	$ 1.77
After cumulative effect of change in accounting principle – diluted	$ 1.72	$ 1.81	$ 1.77
Weighted average common shares outstanding	1,650	1,717	1,882
Weighted average common shares outstanding-diluted	1,665	1,719	1,885

See accompanying notes to consolidated financial statements.

CENTRAL BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity
(In Thousands, Except Per Share Data)

	Common Stock	Additional Paid-in Capital	Retained Income	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Unearned Compensation ESOP	Total Stockholders' Equity
Balance at March 31, 1999	$1,967	$11,171	$25,894	$ --	$ 327	$(617)	$38,742
Net income	--	--	3,333	--	--	--	3,333
Other comprehensive income, net of tax: Unrealized (loss) on securities, net of reclassification adjustment	--	--	--	--	(1,152)	--	(1,152)
Comprehensive income							2,181
Proceeds from exercise of stock options	3	19	--	--	--	--	22
Purchase of treasury stock	--	--	--	(3,043)	--	--	(3,043)
Dividends paid ($0.36 per share)	--	--	(689)	--	--	--	(689)
Amortization of unearned compensation -ESOP	--	--	--	--	--	184	184
Balance at March 31, 2000	1,970	11,190	28,538	(3,043)	(825)	(433)	37,397
Net income	--	--	3,109	--	--	--	3,109
Other comprehensive income, net of tax: Unrealized gain on securities, net of reclassification adjustment	--	--	--	--	394	--	394
Comprehensive income							3,503
Purchase of treasury stock	--	--	--	(2,187)	--	--	(2,187)
Dividends paid ($0.40 per share)	--	--	(697)	--	--	--	(697)
Amortization of unearned compensation -ESOP	--	--	--	--	--	196	196
Balance at March 31, 2001	1,970	11,190	30,950	(5,230)	(431)	(237)	38,212
Net income	--	--	2,860	--	--	--	2,860
Other comprehensive income, net of tax: Unrealized (loss) on securities, net of reclassification adjustment	--	--	--	--	(195)	--	(195)
Comprehensive income							2,665
Purchase of shares by ESOP (note 11)	--	--	--	--	--	(199)	(199)
Purchase of treasury stock	--	--	--	(1,924)	--	--	(1,924)
Dividends paid ($0.40 per share)	--	--	(669)	--	--	--	(669)
Proceeds from exercise of stock options	30	462	--	--	--	--	492
Amortization of unearned compensation -ESOP	--	175	--	--	--	130	305
Other equity transactions	--	107	--	(35)	--	--	72
Balance at March 31, 2002	$2,000	$11,934	$33,141	$(7,189)	$ (626)	$(306)	$38,954

The Bank's other comprehensive income (loss) and related tax effect for the years ended March 31 are as follows:

	2002		
in thousands	Before-Tax Amount	Tax (Benefit) Expense	After-Tax Amount
Unrealized gains (losses) on securities:			
Unrealized net holding losses during period	$ (451)	$ (163)	$ (288)
Less reclassification adjustment for net losses included in net income	150	57	93
Other comprehensive loss	$ (301)	$ (106)	$ (195)

	2001		
In thousands	Before-Tax Amount	Tax (Benefit) Expense	After-Tax Amount
Unrealized gains (losses) on securities:			
Unrealized net holding gains during period	$ 1,188	$ 360	$ 828
Less reclassification adjustment for net gains included in net income	(680)	(246)	(434)
Other comprehensive income	$ 508	$ 114	$ 394

	2000		
in thousands	Before-Tax Amount	Tax (Benefit) Expense	After-Tax Amount
Unrealized gains (losses) on securities:			
Unrealized net holding losses during period	$ (815)	$ (297)	$ (518)
Less reclassification adjustment for net gains included in net income	(1,013)	(379)	(634)
Other comprehensive loss	$ (1,828)	$ (679)	$ (1,152)

See accompanying notes to consolidated financial statements.

CENTRAL BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
(In Thousands, Except Per Share Data)

	Years Ended March 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 2,860	$ 3,109	$ 3,333
Adjustments to reconcile net income to net cash provided by operating activities –			
Depreciation and amortization	372	438	462
Amortization of premiums and discounts	176	86	132
Amortization of goodwill	288	288	288
Decrease (increase) in deferred tax assets	(380)	270	(327)
Amortization of unearned compensation – ESOP	305	196	184
Net (gain) loss from sale and write-down of investment securities	150	(680)	(1,013)
Cumulative effect of change in accounting principle	--	--	234
(Increase) decrease in accrued interest receivable	(104)	(390)	(422)
(Increase) decrease in other assets	109	(507)	59
Increase (decrease) in advance payments by borrowers for taxes and insurance	(109)	167	(336)
Increase (decrease) in accrued interest payable	(23)	66	251
Increase (decrease) in accrued expenses and other liabilities	532	(96)	415
Net cash provided by operating activities	4,176	2,947	3,260
Cash flows from investing activities:			
Principal collected on loans	132,138	56,949	68,641
Loan originations and purchases	(157,866)	(82,616)	(108,363)
Principal payments on mortgage-backed securities	7,246	4,069	9,420
Purchase of investment securities	(61,256)	(6,170)	(21,716)
Proceeds from sales of investment securities	2,885	3,955	6,159
Maturities and redemptions of investment securities	26,000	4,000	2,500
Net (increase) decrease in short-term investments	33,263	(19,727)	2,137
Purchase of stock in FHLB of Boston	(2,150)	(350)	(2,450)
Purchase of banking premises and equipment, net	(190)	(238)	(130)
Net cash used by investing activities	(19,930)	(40,128)	(43,802)
Cash flows from financing activities:			
Net increase (decrease) in deposits	(25,260)	28,828	(8,124)
Proceeds from FHLB advances	68,000	152,000	124,000
Repayments of FHLB advances	(25,000)	(142,000)	(70,000)
Proceeds from exercise of stock options	492	--	22
Purchase of treasury stock	(1,924)	(2,187)	(3,043)
Payments of dividends	(669)	(697)	(689)
Purchase of stock by ESOP	(199)	--	--
Other equity transactions	72	--	--
Net cash provided by financing activities	15,512	35,944	42,166
Net increase (decrease) in cash and due from banks	(242)	(1,237)	1,624
Cash and due from banks at beginning of year	5,351	6,588	4,964
Cash and due from banks at end of year	$ 5,109	$ 5,351	$ 6,588
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 14,883	$ 16,937	$ 12,798
Income taxes	1,715	1,850	2,094

See accompanying notes to consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of Central Bancorp, Inc. (the "Company"), a Massachusetts corporation, and its wholly-owned subsidiary, Central Co-operative Bank (the "Bank").

The Bank was organized as a Massachusetts chartered co-operative bank in 1915 and converted from mutual to stock form in 1986. The primary business of the Bank is to generate funds in the form of deposits and use the funds to make mortgage loans for the construction, purchase and refinancing of residential properties, and to make loans on commercial real estate in its market area. The Bank is subject to competition from other financial institutions. The Company is subject to the regulations of, and periodic examinations by, the Federal Reserve Bank ("FRB"). The Bank is also subject to the regulations of, and periodic examination by, the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Division of Banks. The Bank's deposits are insured by the Bank Insurance Fund of the FDIC for deposits up to $100,000 and the Share Insurance Fund ("SIF") for deposits in excess of $100,000.

The Company conducts its business through one operating segment, the Bank.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated in consolidation. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the year. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses.

Certain prior year amounts have been reclassified to conform to the current year's presentation. The following is a summary of the more significant accounting policies adopted by the Bank.

Cash and Due from Banks

The Bank is required to maintain cash and reserve balances with the Federal Reserve Bank. Such reserves are calculated based upon deposit levels and amounted to approximately $2,735, 000 at March 31, 2002.

Investments

Investments are classified as either held to maturity, available for sale or trading. Investments classified as trading securities are reported at fair value, with unrealized gains and losses included in earnings. Investments classified as available for sale are reported at fair value, with unrealized gains and losses reported as other comprehensive income (loss) within stockholders' equity. Securities that the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost.

Gains and losses on sales of securities are recognized when realized with the cost basis of investments sold determined on a specific-identification basis. Premiums and discounts on investment and mortgage-backed securities are amortized or accreted to interest income over the actual or expected lives of the securities using the level-yield method.

If a decline in fair value below the amortized cost basis of an investment is judged to be other than temporary, the cost basis of the investment is written down to fair value as a new cost basis and the amount of the write-down is included in the results of operations.

Loans

Loans are reported at the principal amount outstanding, adjusted by unamortized discounts, premiums, and net deferred loan origination costs and fees. Loans classified as held for sale are stated at the lower of aggregate cost or market value. Market value is estimated based on outstanding investor commitments or, in the absence of cash commitments, current investor yield requirements. Net unrealized losses, if any, are provided for in a valuation allowance by charges to operations. No loans were classified as held for sale at March 31, 2002 and 2001.

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans and amortization of net deferred loan fees or costs are discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due 90 days with respect to interest or principal. The accrual on some loans, however, may continue even though they are more than 90 days past due if management deems it appropriate, provided that the loans are well secured and in the process of collection, When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. The Bank records interest income on non-accrual and impaired loans on the cash basis of accounting.

. Loan origination fees, net of certain direct loan origination costs, are considered adjustments of interest-rate yield and are amortized into interest income over the loan term using the level-yield method.

Loans are classified as impaired when it is probable that the Bank will not be able to collect all amounts due in accordance with the contractual terms of the loan agreement. Impaired loans, except those loans that are accounted for at fair value or at lower of cost or fair value, are accounted for at the present value of the expected future cash flows discounted at the loan's effective interest rate or as a practical expedient in the case of collateral dependent loans, the lower of the fair value of the collateral or the recorded amount of the loan. Management considers the payment status, net worth and earnings potential of the borrower, and the value and cash flow of the collateral as factors to determine if a loan will be paid in accordance with its contractual terms. Management does not set any minimum delay of payments as a factor in reviewing for impaired classification. Impaired loans are charged off when management believes that the collectibility of the loan's principal is remote. Management considers non-accrual loans, except for smaller balance, homogeneous residential mortgage loans, to be impaired.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level determined to be adequate by management to absorb future charge-offs of loans deemed uncollectible. This allowance is increased by provisions charged to operating expense and by recoveries on loans previously charged off, and reduced by charge-offs on loans.

Arriving at an appropriate level of allowance for loan losses necessarily involves a high degree of judgment. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's systematic periodic review of the collectibility of the loans. Primary considerations in this evaluation are prior loan loss experience, the character and size of the loan portfolio, business and economic conditions and management's estimation of future losses. The Bank evaluates specific loan status reports on certain commercial and commercial real estate loans rated "substandard" or worse. Estimated reserves for each of these credits is determined by reviewing current collateral value, financial information, cash flow, payment history and trends and other relevant facts surrounding the particular credit. The remaining commercial and commercial real estate loans are provided for as part of pools of similar loans based on a combination of historical loss experience and qualitative adjustments. Smaller balance, homogeneous loans, including residential real estate loans and consumer loans, are evaluated as a group by applying estimated charge off and recovery percentages, based on historical experience and certain qualitative factors, to the current outstanding balance in each category. Based on these analyses, the resulting allowance is deemed adequate to absorb all probable credit losses in the portfolio

Although management uses available information to establish the appropriate level of the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of a changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination. Changes in estimates are provided currently in earnings.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the accounting basis and the tax basis of the Bank's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The Bank's deferred tax asset is reviewed periodically and adjustments to such asset are recognized as deferred income tax expense or benefit based on management's judgments relating to the realizability of such asset.

Banking Premises and Equipment

Banking premises and equipment are stated at cost, less allowances for depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets or terms of the leases, if shorter.

Goodwill

Through March 31, 2002, goodwill arising from acquisitions was amortized on a straight-line basis over 15 years. As discussed below under the caption "Recent Accounting Pronouncements", amortization of goodwill is generally no longer permitted in fiscal years beginning after December 15, 2001.

Pension Benefits

The Bank provides pension benefits for its employees in a multi-employer pension plan through membership in the Co-operative Banks Employees Retirement Association. Pension costs are funded as they are accrued and are accounted for on a defined contribution plan basis.

Stock-Based Compensation

The Company follows the intrinsic value method set forth in APB Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25) under which there is generally no charge to earnings for stock option grants. Companies that elect to use this method are required to disclose the pro forma effect of using the fair value method of accounting for stock-based compensation that is encouraged by SFAS No. 123. (See Note 11).

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Unallocated ESOP shares are not considered outstanding in computing basic EPS. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, were exercised or converted into common stock.

Recent Accounting Pronouncements

During 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, *Accounting for Costs of a Start-Up Entity.* SOP 98-5 requires organizational costs, which were being amortized, to be expensed and accounted for as a cumulative effect of a change in accounting principle. On April 1, 1999, the Bank expensed unamortized organizational costs relating to the formation of the bank holding company resulting in a charge to earnings, net of taxes, of $234,000 or $0.13 per share ($0.12 per share assuming dilution).

In June 2001, the Financial Accounting Standard Board ("FASB") issued SFAS No. 141, "Business Combinations" which is effective for transactions initiated after June 30, 2001. Under SFAS No. 141, all business combinations must be accounted for using the purchase method of accounting; use of the pooling-of-interests method is no longer permitted. In addition, this Statement requires that certain intangible assets acquired in a business combination be recognized apart from goodwill.

In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets" which is effective for fiscal years beginning after December 15, 2001. Under prior accounting standards, goodwill resulting from a business combination was amortized against income over its estimated life. After the effective date of SFAS No. 142, goodwill will generally no longer be amortized as an expense but instead will be reviewed and tested for impairment using a fair value methodology prescribed in this Statement. Goodwill will be tested for impairment at least annually or more frequently as a result of an event or change in circumstances (e.g. recurring operating losses by the acquired entity) that would indicate an impairment adjustment may be necessary. Based on its assessment of the current economic environment, management does not anticipate an impairment adjustment to the goodwill reflected in the accompanying consolidated balance sheet upon adoption of SFAS No. 142. The effect of adopting SFAS No. 141 and No. 142 will be that the Company will cease amortizing the goodwill balance of $2.2 million which will have the effect of eliminating goodwill amortization of $288,000 in fiscal 2003.

Note 2. Investments (Dollars in Thousands)

The amortized cost and fair value of investments securities available for sale are summarized as follows:

	March 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and agency obligations	$ 13,995	$ 73	$ (72)	$ 13,996
Corporate bonds	39,012	231	(675)	38,568
Mortgage-backed securities	18,377	168	(205)	18,340
Total debt securities	71,384	472	(952)	70,904
Marketable equity securities	3,551	17	(588)	2,980
Total	$ 74,935	$ 489	$ (1,540)	$ 73,884

	March 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and agency obligations	$ 18,970	$ 88	$ (7)	$ 19,051
Corporate bonds	4,984	261	--	5,245
Mortgage-backed securities	19,623	152	(461)	19,314
Total debt securities	43,577	501	(468)	43,610
Marketable equity securities	6,559	605	(1,386)	5,778
Total	$ 50,136	$ 1,106	$ (1,854)	$ 49,388

The maturity distribution (based on contractual maturities) and annual yields of debt securities at March 31, 2002 are as follows:

	Amortized Cost	Fair Value	Annual Yield
Due within one year	$ 259	$ 262	6.62 %
Due after one year but within five years	42,532	42,196	6.54
Due after five years but within ten years	13,277	13,287	7.50
Due after ten years	15,316	15,159	6.99
	$ 71,384	$ 70,904	6.99

Mortgage-backed securities are shown at their contractual maturity dates but actual maturities may differ as borrowers have the right to prepay obligations without incurring prepayment penalties.

Proceeds from sales of investment securities and related gains and losses for the years ended March 31, 2002, 2001, and 2000 (all classified as available for sale) were as follows:

	2002	2001	2000
Proceeds from sales	$ 2,885	$ 3,955	$ 6,159
Gross gains	546	694	1,013
Gross losses	54	14	--

During the year ended March 31, 2002, the Bank recognized write-downs in certain equity securities totaling $642 as a result of declines in the fair value of such securities judged to be other than temporary. These write-downs are not included in the preceding table.

A mortgage-backed security pool with an amortized cost of $3,747 and fair value of $3,686 at March 31, 2002, was pledged to provide collateral for customers and for the Bank's employee tax withholdings that are to be remitted to the federal government in excess of the $100 of withholdings insured by the FDIC. In addition, investment securities carried at $5,783 were pledged under a blanket lien to partially secure the Bank's advances from the Federal Home Loan Bank of Boston ("FHLB of Boston").

As a member of the FHLB of Boston, the Bank is required to invest in stock of the FHLB of Boston in an amount equal to 1% of its outstanding home loans or 1/20th of its outstanding advances from the FHLB of Boston, whichever is higher. If such stock is redeemed, the Bank will receive from the FHLB of Boston an amount equal to the par value of the stock.

The Co-operative Central Bank Reserve Fund (the "Fund") was established for liquidity purposes and consists of deposits required of all insured co-operative banks in Massachusetts. The Fund is used by The Co-operative Central Bank to advance funds to member banks or to make other investments.

Note 3. Loans (In Thousands)

Loans as of March 31, 2002 and 2001 are summarized below:

	2002	2001
Real estate loans:		
Residential real estate	$ 246,045	$ 248,459
Commercial real estate	87,013	69,949
Construction	20,998	9,152
Second mortgage and home equity lines of credit	9,154	10,977
Total real estate loans	363,210	338,537
Commercial loans	6,901	4,979
Consumer loans	1,596	2,277
Total loans	371,707	345,793
Less: allowance for loan losses	(3,292)	(3,106)
Total loans, net	$ 368,415	$ 342,687

At March 31, 2002 and 2001, net deferred loan (fees) and costs of ($692) and $160, respectively, were reflected as an adjustment to the appropriate loan categories.

The Bank has no non-accrual loans at March 31, 2002 and 2001. During the years ended March 31, 2002 2001 and 2000, there were no impaired loans. The Bank follows the same policy for recognition of income on impaired loans as it does for all other loans.

Mortgage loans serviced by the Bank for others amounted to $2,616 and $4,288 at March 31, 2002 and 2001, respectively.

The Bank's lending activities are conducted principally in communities in the suburban Boston area. The Bank grants mortgage loans on residential property, commercial real estate, construction of residential homes, second mortgages, home equity and other loans. Substantially all loans granted by the Bank are secured by real estate collateral. The ability and willingness of residential mortgage borrowers to honor their repayment commitments are generally impacted by the level of overall economic activity within the borrowers' geographic areas and real estate values. The ability and willingness of commercial real estate and construction loan borrowers to honor their repayment commitments are generally impacted by the health of the real estate market in the borrowers' geographic area and the general economy.

The following summarizes the activity with respect to loans made to directors and officers and their related interests for the years ended March 31:

	2002	2001
Balance at beginning of year	$ 580	$ 243
New loans	434	444
New officers with loans outstanding	66	158
Repayment of principal	(215)	(265)
Balance at end of year	$ 865	$ 580

Loans included above were made in the Bank's ordinary course of business, on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with unrelated persons. All loans included above are performing in accordance with the terms of the respective loan.

Note 4. **Allowance for Loan Losses** (In Thousands)

A summary of changes in the allowance for loan losses follows:

	Years ended March 31,		
	2002	2001	2000
Balance at beginning of year	$3,106	$2,993	$2,913
Provision charged to expense	-	-	-
Amounts charged-off	(4)	(4)	(9)
Recoveries on accounts previously charged-off	190	117	89
Balance at end of year	$3,292	$3,106	$2,993

Note 5. **Banking Premises and Equipment** (In Thousands)

A summary of cost, accumulated depreciation and amortization of banking premises and equipment at March 31 follows:

	2002	2001	Estimated Useful lives
Land	$ 589	$ 589	
Buildings and improvements	2,339	2,304	15.50 years
Furniture and fixtures	5,744	5,596	5.00 years
Leasehold improvements	482	475	7.75 years
	9,154	8,964	
Less accumulated depreciation and amortization	(7,318)	(6,946)	
Total	$ 1,836	$ 2,018	

Depreciation and amortization for the years ended March 31, 2002, 2001 and 2000 amounted to $372, $438 and $462, respectively, and is included in occupancy and equipment expense in the accompanying consolidated statements of income.

A summary of minimum rentals of banking premises for future periods under non-cancelable operating leases follows:

Years Ending March 31,	
2003	$ 118
2004	118
2005	73
2006	65
2007	49
Thereafter	18

Certain leases contain renewal options the potential impact of which is not included above. Rental expense for the years ended March 31, 2002, 2001 and 2000 was $133, $125 and $123, respectively, and is included in occupancy and equipment expense in the accompanying consolidated statements of income.

Note 6. Deposits (Dollars in Thousands)

Deposits at March 31 are summarized as follows:

	2002	2001
Demand deposit accounts	$ 25,370	$ 22,438
NOW accounts	36,277	33,373
Regular, Club and 90 day notice accounts	72,944	64,011
Money market deposit accounts	17,997	15,327
Total non certificate accounts	152,588	135,149
Term deposit certificates		
Certificates of $100 and above	27,233	34,644
Certificates less than $100	82,086	117,374
Total term deposit certificates	109,319	152,018
	$ 261,907	$ 287,167

Contractual maturities of term deposit certificates with weighted average interest rates at March 31, 2002 are as follows:

	Amount	Rate
Within 1 year	$ 92,381	4.21%
Over 1 to 3 years	15,016	4.24
Over 3 years	1,922	4.62
	$ 109,319	4.37

Note 7. Advances from Federal Home Loan Bank of Boston (Dollars in Thousands)

A summary of the maturity distribution of FHLB of Boston advances (based on final maturity dates) with weighted average interest rates at March 31 follows:

	2002		2001	
	Amount	Rate	Amount	Rate
Within 1 year	$ 58,600	2.61%	$ 25,000	6.46%
Over 1 to 5 years	21,400	4.83	12,000	6.48
Over 5 to 10 years	82,000	5.52	82,000	5.52
Over 10 years	2,000	5.49	2,000	4.49
	$ 164,000	4.39	$ 121,000	5.84

At March 31, 2002, advances totaling $84,000 were callable prior to the scheduled maturity of the advances. The Bank is subject to a substantial penalty upon prepayment of FHLB of Boston advances.

The FHLB of Boston is authorized to make advances to its members subject to such regulations and limitations as the Federal Home Loan Bank Board may prescribe. The advances are secured by FHLB of Boston stock and a blanket lien on certain qualified collateral, defined principally as 90% of the fair value of U.S. Government and federal agency obligations and 75% of the carrying value of first mortgage loans on owner-occupied residential property. The Bank's unused borrowing capacity with the FHLB of Boston was approximately $21,000 and $80,200 at March 31, 2002 and 2001, respectively.

Note 8. Income Taxes (Dollars in Thousands)

The components of the provision for income taxes for the years indicted are as follows:

	Years Ended March 31,		
	2002	2001	2000
Current			
Federal	$ 1,930	$ 1,555	$ 1,745
State	229	52	44
Total current provision	2,159	1,607	1,789
Deferred (prepaid)	(382)	156	343
	$ 1,777	$ 1,763	$ 2,132

The provision for income taxes for the periods presented is different from the amounts computed by applying the statutory Federal income tax rate to income before income taxes. The differences between expected tax rates and effective tax rates are as follows:

	Years Ended March 31,		
	2002	2001	2000
Statutory Federal tax rate	34.0 %	34.0 %	34.0 %
Items affecting Federal income tax rate:			
Dividends received deduction	(0.4)	(0.6)	(0.4)
Goodwill amortization	2.1	2.0	1.8
State income taxes, net of Federal benefit	2.6	1.2	1.6
Other	--	(0.4)	0.4
Effective tax rate	38.3 %	36.2 %	37.4 %

The components of gross deferred tax assets and gross deferred tax liabilities that have been recognized as of March 31 are as follows:

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 549	$ 548
Deferred loan origination fees	53	74
Depreciation	298	265
Post-employee retirement benefit accrual	241	227
Unrealized loss on securities	425	319
Write-down of investment	218	--
Other	59	74
Gross deferred tax asset	1,843	1,507
Deferred tax liabilities:		
Accrued dividend receivable	30	47
Deferred loan origination fees	285	437
Deferred income	239	222
Gross deferred tax liability	554	706
Net deferred tax asset	$ 1,289	$ 801

Based on the Bank's historical and current pretax earnings, management believes it is more likely than not that the Bank will realize the net deferred tax asset existing at March 31, 2002. Further, management believes the existing net deductible temporary differences will reverse during periods in which the Bank generates net taxable income. At March 31, 2002, recoverable income taxes, plus estimated taxes for fiscal 2003, exceed the amount of the net deferred tax asset. There can be no assurance, however, that the Bank will generate any earnings or any specific level of continuing earnings.

The unrecaptured base year tax bad debt reserves will not be subject to recapture as long as the Bank continues to carry on the business of banking. In addition, the balance of the pre-1988 bad debt reserves continues to be subject to provision of present law that requires recapture in the case of certain excess distributions to shareholders. The tax effect of pre-1988 bad debt reserves subject to recapture in the case of certain excess distributions is approximately $1,300.

In June 2002, the Bank received from the Commonwealth of Massachusetts Department of Revenue ("DOR") a Notice of Intent to Assess additional state excise taxes of $535 plus interest and penalties with respect to its tax years ended March 31, 2000 and 2001. The Bank is aware that the DOR has sent similar notices to numerous other financial institutions in Massachusetts that reported a deduction for dividends received from a REIT during this period. Assessed amounts ultimately paid, if any, would be deductible expenses for federal income tax purposes.

The DOR contends that dividend distributions by the Bank's REIT to the Bank are fully taxable in Massachusetts. The Bank believes that the Massachusetts statute that provides for a dividends received deduction equal to 95% of certain dividend distributions applies to the distributions made by the Bank's REIT. Accordingly, no provision has been made in the Company's consolidated financial statements for the amounts assessed or additional amounts that might be assessed in the future. The Bank intends to vigorously appeal the assessment and to pursue all available means to defend its position.

Note 9. Financial Instruments with Off-Balance Sheet Risk (In Thousands)

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include unused lines of credit, unadvanced portions of commercial and construction loans, and commitments to originate loans. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to its financial instruments is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Financial instruments with off-balance sheet risks as of March 31, included the following:

	2002	2001
Unused lines of credit	$ 11,035	$ 11,012
Unadvanced portions of construction loans	4,574	4,427
Unadvanced portions of commercial loans	1,574	5,651
Commitments to originate commercial mortgage loans	13,674	14,189
Commitments to originate residential mortgage loans	11,468	2,900

Commitments to originate loans, unused lines of credit and unadvanced portions of commercial and construction loans are agreements to lend to a customer, provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower.

Note 10. Stockholders' Equity (Dollars in Thousands, except per share amount)

The Company and the Bank may not declare or pay cash dividends on their stock if the effect thereof would cause capital to be reduced below regulatory requirements, or if such declaration and payment would otherwise violate regulatory requirements.

In October 1991, the Bank adopted a Shareholder Rights Plan. The plan entitles each shareholder to purchase the Company's stock at a discount price in the event any person or group of persons exceeds predetermined ownership limitations of the Company's outstanding common stock and, in certain circumstances, engages in specific activities deemed adverse to the interests of the Company's shareholders. This plan was due to expire in October 2001 but was renewed by the Board of Directors during fiscal 2002 and is now scheduled to expire in October 2011.

Beginning in April 1999, the Board of Directors authorized a series of four separate 5% stock repurchase programs under which the Company has acquired 365,294 shares of its stock at an average cost of $19.56 per share. The fourth repurchase program was completed in March 2002.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulations that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The minimum core (leverage) capital ratio required for banks with the highest overall rating from bank regulatory agencies is 3.00% and is 4.00%-5.00% for all others. The Bank must also have a minimum total risk-based capital ratio of 8.00% (of which 4.00% must be Tier I capital, consisting of common stockholders' equity). As of March 31, 2002, the Bank met all capital adequacy requirements to which it is subject.

The most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum risk-weighted capital, Tier 1 capital and tangible capital ratios as set forth in the table. There are no conditions or events, since that notification, that management believes would cause a change in the Bank's categorization. No deduction was taken from capital for interest-rate risk. The Company's and the Bank's Tier 1/leverage, Tier 1 risk-based and total risk-based capital ratios together with related regulatory minimum requirements are summarized below:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of March 31, 2002:						
Company (consolidated)						
Total capital	$ 40,303	13.06%	$ 24,694	≥8.00%	N/A	N/A
Tier 1 capital	37,011	11.99	12,347	≥4.00	N/A	N/A
Tier 1 leverage capital	37,011	8.09	18,304	≥4.00	N/A	N/A
Bank						
Total capital	38,134	12.35	24,700	≥8.00%	$ 30,875	≥10.00%
Tier 1 capital	34,842	11.28	12,350	≥4.00	18,525	≥6.00
Tier 1 leverage capital	34,842	7.61	18,304	≥4.00	22,880	≥5.00
As of March 31, 2001:						
Company (consolidated)						
Total capital	38,448	13.60	22,612	≥8.00%	N/A	N/A
Tier 1 capital	35,342	12.50	11,306	≥4.00	N/A	N/A
Tier 1 leverage capital	35,342	8.06	17,539	≥4.00	N/A	N/A
Bank						
Total capital	36,362	12.83	22,665	≥8.00%	28,331	≥10.00%
Tier 1 capital	33,256	11.74	11,332	≥4.00	16,999	≥6.00
Tier 1 leverage capital	33,256	7.75	17,156	≥4.00	21,445	≥5.00

Note 11. Employee Benefits (Dollars in Thousands, Except Per Share Data)

Pension and Savings Plans

As a participating employer in the Co-operative Banks Employees' Retirement Association ("CBERA"), a multi-employer plan, the Bank has in effect a noncontributory defined benefit plan ("Pension Plan") and a defined contribution plan ("Savings Plan") covering substantially all eligible employees.

Benefits under the Pension Plan are determined at the rate of 1% and 1.5%, respectively, of certain elements of final average pay times years of credited service and are generally provided at age 65 based on years of service and the average of the participants' three highest consecutive years of compensation from the Bank. Employee contributions are made to a Savings Plan which qualifies under section 401(k) of the Internal Revenue Code of 1986, as amended. The Bank matches 50% of an eligible deferral contribution on the first 5% of the deferral amount subject to the maximum allowable under federal regulations. Pension benefits and employer contributions to the Savings Plan become vested over six years.

Expenses for the Pension Plan and the Savings Plan were $289, $269 and $237 for the years ended March 31, 2002, 2001 and 2000, respectively. Forfeitures are used to reduce expenses of the plans.

Employee Stock Ownership Plan

During fiscal 1991, the Bank established an Employee Stock Ownership Plan ("ESOP") that is authorized to purchase shares of outstanding common stock of the Company from time to time in the open market or in negotiated transactions. The ESOP is a tax-qualified defined contribution plan established for the exclusive benefit of the Bank's employees.

During fiscal 2002, the Company's Board of Directors authorized the ESOP to acquire up to an additional 5% of outstanding shares of Company stock. Such purchases are to be funded by loans from the Company. During fiscal 2002, 7,222 shares were purchased under such authorization at a purchase price of $199.

The ESOP is repaying its loans to the Bank and the Company with funds from the Bank's contributions to the plan and earnings from the ESOP's assets. Repayments of $129, $196 and $184 were made during fiscal 2002, 2001 and 2000, respectively.

Prior to fiscal 2002, compensation expense was recognized as the shares were allocated to ESOP participants based upon the cost of the shares to the ESOP. Beginning in fiscal 2002, compensation expense was recognized as the shares were allocated to participants based upon the fair value of the shares at the time they were allocated. Consequently, changes in market value of the Company's stock have an effect on the Company's results of operations but have no effect on stockholders' equity. ESOP expense for fiscal 2002, 2001 and 2000 amounted to $305, $130 and $130, respectively.

Stock Option Plan

The Company has adopted two qualified Stock Option Plans for the benefit of officers and other employees under which an aggregate of 281,500 shares had been reserved for issuance. One of these plans terminated in 1997.

Stock option activity is as follows for the years indicated:

	Number of Shares	Weighted Average Exercise Price
Balance March 31, 1999	28,000	$16.250
Granted	32,499	20.250
Exercised	(3,000)	16.250
Balance March 31, 2000	57,499	18.511
Granted	32,501	16.625
Balance March 31, 2001	90,000	17.830
Forfeited	(799)	16.625
Exercised	(29,588)	16.617
Balance March 31, 2002	59,613	18.448

The exercise price of an option will not be less than the fair market value of the common stock on the date of grant of the option. At March 31, 2002, 33,299 shares were reserved for issuance under the remaining plan.

All stock options are fully vested and exercisable at the time of grant. The range of exercise prices and weighted average remaining contractual life of outstanding stock options at March 31, 2002 are as follows:

Exercise Price	Number Outstanding	Remaining Life
$16.625	29,638	8.7 years
20.250	29,975	7.7 years
	59,613	

The Company follows the intrinsic value method in accounting for stock options and, accordingly, no compensation expense has been recognized in the financial statements. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and EPS would have been reduced to the pro forma amounts indicated below. No options were granted during fiscal 2002 and forfeitures during the year were insignificant. Consequently, no material difference in net income occurred in fiscal 2002 as a result of the Company's use of the intrinsic value method rather than the fair value method of accounting for stock-based compensation.

	2001	2000
Net income:		
Income before cumulative effect of change in accounting principle, as reported	$ 3,109	$ 3,567
Cumulative effect of change in accounting principle, as reported	--	(234)
Net income after cumulative effect of change in accounting principle, as reported	3,109	3,333
Pro forma income before cumulative effect of change in accounting principle	2,934	3,308
Cumulative effect of change in accounting principle	--	(234)
Pro forma net income after cumulative effect of change in accounting principle	2,934	3,074
Earnings per common share:		
Before cumulative effect of change in accounting principle, as reported	1.81	1.90
Before cumulative effect of change in accounting principle, pro forma	1.71	1.76
Before cumulative effect of change in accounting principle — diluted, as reported	1.81	1.89
Before cumulative effect of change in accounting principle — diluted, pro forma	1.71	1.75
After cumulative effect of change in accounting principle, as reported	1.81	1.77
After cumulative effect of change in accounting principle, pro forma	1.71	1.63
After cumulative effect of change in accounting principle — diluted, as reported	1.81	1.77
After cumulative effect of change in accounting principle — diluted, pro forma	1.71	1.63

The per share weighted average fair value of stock options granted during 2001 and 2000 was $5.39 and $7.98, respectively, on the date of grant. These fair values were determined using the Black Scholes option pricing model with the following weighted average assumptions:

	2001	2000
Expected dividend yield	2.00 %	2.00 %
Risk-free interest rate	5.20	6.00
Expected volatility	31.00	39.00
Expected life in years	6.00	6.00

Other Post-retirement Benefits

The Bank maintains a post-retirement medical insurance plan and life insurance plan for certain individuals. The following tables summarize the funded status and the actuarial benefit obligations of these plans for fiscal 2002 and 2001.

	2002		2001	
	Life	Medical	Life	Medical
Actuarial present value of benefits obligation:				
Retirees	$ (220)	$ (614)	$ (222)	$ (413)
Fully eligible participants	(12)	(132)	(44)	(307)
Other plan participants	--	--	--	--
Total	$ (232)	$ (746)	$ (266)	$ (720)
Change in projected benefit obligation:				
Accumulated benefit obligations at prior year-end	$ (266)	$ (720)	$ (233)	$ (680)
Service cost less expense component	--	--	--	
Interest cost	(16)	(51)	(19)	(51)
Actuarial gain (loss)	45	(12)	(7)	2
Assumptions	(5)	(13)	(8)	(29)
Benefits paid	10	50	1	38
Accumulated benefit obligations at year-end	$ (232)	$ (746)	$ (266)	$ (720)
Change in plan assets:				
Fair value of plan assets at prior year-end	$ --	$ --	$ --	$ --
Actual return on plan assets	--	--	--	--
Employer contribution	10	50	1	38
Benefits paid end expenses	(10)	(50)	(1)	(38)
Fair value of plan assets at current year-end	$ --	$ --	$ --	$ --
Funded	$ (232)	$ (746)	$ (266)	$ (720)
Unrecognized net obligation	95	273	103	297
Unrecognized prior year service	--	--	--	--
Unrecognized net (loss) gain	(82)	102	(48)	80
	$ (219)	$ (371)	$ (211)	$ (343)
Reconciliation of (accrual) prepaid:				
(Accrued) prepaid pension cost at beginning of year	$ (211)	$ (343)	$ (186)	$ (305)
Minus net periodic cost	(18)	(78)	(26)	(76)
Plus employee contributions	10	50	1	38
(Accrued) prepaid cost at end of year	$ (219)	$ (371)	$ (211)	$ (343)
Benefit obligation weighted average assumption as of fiscal year-end:				
Discount rate	7.00%	7.00%	7.25%	7.25%
Expected return on plan assets	7.00%	7.00%	7.25%	7.25%
Rate of compensation increase	--	--	--	--

	1 Percentage Point Increase			
	2002		2001	
Impact of 1% change in health care trend rates:				
Effect on total service and interest cost components	N/A	$ (4)	N/A	$ (5)
Effect on the post retirement benefit obligations	N/A	55	N/A	63
Components of net periodic benefit obligations:				
Service cost	$ --	$ --	$ --	$ --
Interest cost	16	51	19	51
Expected return on plan assets	--	--	--	--
Amortization of prior service cost	9	25	9	25
Recognized actuarial (gain) loss	(6)	2	(1)	--
Net periodic benefit cost for fiscal year ending	$ 19	$ 78	$ 27	$ 76
Periodic benefit cost weighted average assumptions:				
Discount rate	7.25%	7.25%	7.75%	7.25%
Expected return on plan assets	7.25%	7.25%	7.75%	7.25%
Rate of compensation increase	--	--	--	--

For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for the fiscal year ended March 31, 2001. The rate was assumed to decrease to 5.5% for the fiscal year ending March 31, 2002 and remain at that level thereafter.

Note 12. Legal Proceedings

The Bank from time to time is involved as plaintiff or defendant in various legal actions incident to its business. Except as described herein, none of these actions are believed to be material, either individually or collectively, to the results of operations and financial condition of the Company or any subsidiary.

The Bank has been named as defendant in a civil suit filed March 28, 2002 in Middlesex Superior Court under the caption *Yi v. Central Bank* in which it is alleged, *inter alia*, that the Bank committed an unfair or deceptive trade practice by failing to pay surplus foreclosure proceeds to a junior lien holder in 1994. Plaintiff seeks damages of $160,000 plus interest of approximately $150,000 and has applied for a multiple damage award under Chapter 93A of the Massachusetts General Laws which provides for up to treble damages if a violation is found to be willful or knowing. The Bank believes that it has meritorious defenses to all such claims and intends to vigorously defend against them.

Note 13. Fair Values of Financial Instruments (In Thousands)

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the intangible value inherent in deposit relationships (i.e. core deposits) and banking premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair values and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by the Bank in estimating fair values of its financial instruments:

Cash and Due from Banks

The carrying values reported in the balance sheet for cash and due from banks approximate their fair value because of the short maturity of these instruments.

Short-term Investments

The carrying values reported in the balance sheet for short-term investments approximate fair value because of the short maturity of these investments.

Investment and Mortgage-Backed Securities

The fair values presented for investment and mortgage-backed securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans

The fair values of loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The incremental credit risk for nonperforming loans has been considered in the determination of the fair value of loans.

Accrued Interest Receivable

The carrying value reported in the balance sheet for accrued interest receivable approximates its fair value because of the short maturity of these accounts.

Stock in FHLB of Boston

The carrying amount reported in the balance sheet for FHLB stock approximates its fair value. If redeemed, the Bank will receive an amount equal to the par value of the stock.

The Co-operative Central Bank Reserve Fund

The carrying amount reported in the balance sheet for the Co-operative Central Bank Reserve Fund approximates its fair value.

Deposits

The fair values of deposits (excluding term deposit certificates) are, by definition, equal to the amount payable on demand at the reporting date. Fair values for term deposit certificates are estimated using a discounted cash flow technique that applies interest rates currently being offered on certificates to a schedule of aggregated monthly maturities on time deposits with similar remaining maturities.

Advances from FHLB of Boston

Fair values of advances from FHLB of Boston are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated monthly maturities on FHLB advances.

Advance Payments by Borrowers for Taxes and Insurance and Accrued Interest Payable

The carrying values reported in the balance sheet for advance payments by borrowers for taxes and insurance and accrued interest payable approximate their fair value because of the short maturity of these accounts.

Off-Balance Sheet Instruments

The Bank's commitments for unused lines of credit and unadvanced portions of loans are at floating rates, which approximate current market rates, and, therefore, no fair value adjustment has been made.

The estimated carrying amounts and fair values of the Bank's financial instruments are as follows:

	March 31, 2002		March 31, 2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets				
Cash and due from banks	$ 5,109	$ 5,109	$ 5,351	$ 5,351
Short-term investments	2,455	2,455	35,718	35,718
Investment securities	73,884	73,884	49,388	49,388
Net loans	368,415	367,893	342,687	350,028
Accrued interest receivable	2,530	2,530	2,426	2,426
Stock in Federal Home Loan Bank of Boston, at cost	8,300	8,300	6,150	6,150
The Co-operative Central Bank Reserve Fund	1,576	1,576	1,576	1,576
Liabilities				
Deposits	$ 261,907	$262,810	$ 287,167	$ 288,297
Advances from Federal Home Loan Bank of Boston	164,000	183,826	121,000	119,965
Advance payments by borrowers for taxes and insurance	1,111	1,111	1,220	1,220
Accrued interest payable	618	618	608	608

Note 14. Parent Company Only Condensed Financial Statements (In Thousands)

The following are the condensed financial statements for Central Bancorp, Inc. (the "Parent Company") only:

Balance Sheets	**March 31, 2002**	**2001**
Assets		
Cash deposit in subsidiary bank	$ 1,970	$ 2,153
Investment in subsidiary	36,785	36,129
ESOP loan	199	--
Total assets	$ 38,954	$ 38,282
Liabilities and Stockholders' Equity		
Accrued taxes and other liabilities	$ --	$ 70
Total stockholders' equity	38,954	38,212
Total liabilities and stockholders' equity	$ 38,954	$ 38,282

Statements of Income	**Years Ended March 31, 2002**	**2001**	**2000**
Dividend from subsidiary	$ 2,500	$ 4,000	$ 3,012
Non-interest expenses	466	266	331
Income before income taxes	2,034	3,734	2,681
Income tax benefit	(154)	(87)	(109)
Income before cumulative effect of change in accounting principle	2,188	3,821	2,790
Cumulative effect of change in accounting principle	--	--	(234)
Income before equity in undistributed net income of subsidiary	2,188	3,821	2,556
Equity in undistributed net income of subsidiary	672	(712)	777
Net income	$ 2,860	$ 3,109	$ 3,333

Statements of Cash Flows	**Years Ended March 31, 2002**	**2001**	**2000**
Cash flows from operating activities			
Net income	$ 2,860	$ 3,109	$ 3,333
Adjustment to reconcile net income to net cash provided by operating			
Equity in undistributed net income of subsidiary	(672)	712	(777)
Decrease (increase) in other assets	--	100	(100)
Increase (decrease) in accrued taxes and other liabilities	(71)	70	(15)
Cumulative effect of change in accounting principle	--	--	234
Net cash provided by operating activities	2,117	3,991	2,675
Cash flows from investing activities:			
ESOP loan	(199)	--	--
Cash flows from financing activities:			
Proceeds from exercise of stock options	492	--	22
Purchase of treasury stock	(1,924)	(2,187)	(3,043)
Cash dividends paid	(669)	(697)	(689)
Net cash used by financing activities	(2,101)	(2,884)	(3,710)
Net increase (decrease) in cash in subsidiary bank	(183)	1,107	(1,035)
Cash in subsidiary bank at beginning of year	2,153	1,046	2,081
Cash in subsidiary bank at end of year	$ 1,970	$ 2,153	$ 1,046

Note 15. Quarterly Results of Operations (Unaudited) (In Thousands, Except Per Share Data)

The following tables summarize the operating results on a quarterly basis for the years ended March 31, 2002 and 2001.

	2002			
	First	Second	Third	Fourth
Interest and dividend income	$ 7,599	$ 7,180	$ 7,052	$ 7,442
Interest expense	4,364	3,820	3,344	3,332
Net interest and dividend income	3,235	3,360	3,708	4,110
Non-interest income	409	337	244	(302)
Non-interest expenses	2,811	2,806	2,467	2,380
Income before income taxes	833	891	1,485	1,428
Income tax	303	327	536	611
Net income	$ 530	$ 564	$ 949	$ 817
Earnings per common share — basic	$ 0.32	$ 0.34	$ 0.57	$ 0.50
Earnings per common share — diluted	$ 0.32	$ 0.34	$ 0.57	$ 0.50

	2001			
	First	Second	Third	Fourth
Interest and dividend income	$ 7,230	$ 7,759	$ 8,122	$ 7,805
Interest expense	3,793	4,297	4,472	4,440
Net interest and dividend income	3,437	3,462	3,650	3,365
Non-interest income	338	354	444	152
Non-interest expenses	2,576	2,440	2,685	2,629
Income before income taxes	1,199	1,376	1,409	888
Income tax	434	499	509	321
Net income	$ 765	$ 877	$ 900	$ 567
Earnings per common share — basic	$ 0.43	$ 0.51	$ 0.53	$ 0.34
Earnings per common share — diluted	$ 0.43	$ 0.51	$ 0.53	$ 0.34

During the quarter ended March 31, 2002, the Bank recognized write-downs of $457 for certain marketable equity securities which had experienced a decline in fair value which was judged to be other than temporary.

Independent Auditors' Report

The Board of Directors and Stockholders
Central Bancorp, Inc.:

We have audited the consolidated balance sheets of Central Bancorp, Inc. and subsidiary as of March 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Bancorp, Inc. and subsidiary as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Boston, Massachusetts
April 25, 2002

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure and Related Stockholder Matters

Not applicable.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information required by this item is incorporated herein by reference to the sections titled "Proposal I — Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to the section titled "Executive Compensation and Other Benefits" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) Security Ownership of Certain Beneficial Owners

The information required by this item is incorporated herein by reference to the section captioned "Voting Securities and Principal Holders Thereof" in the Proxy Statement.

(b) Security Ownership of Management

The information required by this item is incorporated herein by reference to the section captioned "Proposal I – Election of Directors — Security Ownership of Management" in the Proxy Statement.

(c) Changes in Control

Not applicable.

(d) Equity Compensation Plans

The Company has adopted the 1999 Stock Option and Incentive Plan pursuant to which equity may be awarded to participants. This plan has been approved by stockholders.

The following table sets forth certain information with respect to the Company's Equity Compensation Plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	59,613	$18.448	33,299
Equity compensation plans not approved by security holders	0	0	0
Total (1)			

(1) The 1999 Stock Option and Incentive Plan provides for a proportionate adjustment to the number of shares reserved thereunder in the event of a stock split, stock dividend reclassification or similar event.

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated herein by reference to the section titled "Certain Transactions" in the Proxy Statement.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) The following documents are filed as part of this Annual Report on Form 10-K.

(1) Financial Statements

For the Financial Statements filed as part of this Annual Report on Form 10-K, reference is made to "Item 8 -- Financial Statements and Supplementary Data"

(2) Financial Statement Schedules

All financial statement schedules have been omitted as not applicable or not required or because they are included in the financial statements appearing at Item 8.

(3) Exhibits Required by Paragraph (c) of Item 14

See "Item 14(c) -- Exhibits"

(b) Reports on Form 8-K -- The Registrant did not file any Current Reports on Form 8-K during the fourth quarter of the fiscal year ended March 31, 2002.

(c) Exhibits

The following exhibits are filed as exhibits to this report.

Exhibit No.	Description
3.1*	Articles of Organization of Central Bancorp, Inc.
3.2*	Bylaws of Central Bancorp, Inc.
4.1**	Shareholder Rights Agreement, dated as of October 11, 2001, by and between the Central Bancorp, Inc. and EquiServe Trust Company, as Rights Agent
10.1*	Employment Agreement between the Bank and John D. Doherty, dated October 24, 1986 †
10.2*	First Amendment to Employment Agreement between the Bank and John D. Doherty, dated March 31, 1992 †
10.3*	Second Amendment to Employment Agreement between the Bank and John D. Doherty, dated June 8, 1995 †
10.4*	Third Amendment to the Employment Agreement between the Bank and John D. Doherty, dated January 8, 1999 †
10.5*	Termination Agreement, dated March 31, 1992, by and between the Bank and Joseph R. Doherty †
10.6*	Consulting Agreement, dated March 31, 1992, by and between the Bank and Joseph R. Doherty †
10.7*	Amendment to Consulting Agreement between the Bank and Joseph R. Doherty, dated August 11, 1994 †
10.8***	Severance Agreement between the Bank and William P. Morrissey, dated December 14, 1994 †
10.9***	Severance Agreement between the Bank and David W. Kearn, dated December 14, 1994 †
10.10***	Severance Agreement between the Bank and Paul S. Feeley, dated May 14, 1998 †
10.11***	Amendments to Severance Agreements between the Bank and Messrs. Feeley, Kearn and Morrissey, dated January 8, 1999. †
10.12****	1999 Stock Option and Incentive Plan †
10.13*****	Deferred Compensation Plan for Non-Employee Directors †
10.14	Management Incentive Plan †
10.15	Severance Agreement between the Bank and Michael K. Devlin, dated February 25, 2002. †
21	Subsidiaries of Registrant
23	Consent of KPMG LLP

---

† Management contract or compensatory plan required to be filed pursuant to Item 14(c).

* Incorporated herein by reference to the Form 10-K for the fiscal year ended March 31, 1999, filed with the SEC on June 28, 1999.

** Incorporated by reference to the Form 8-A filed with the SEC on October 12, 2001.

*** Incorporated herein by reference to the Registration Statement on Form S-8 (File No. 333-71165) filed on January 26, 1999.

**** Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-87005) filed on September 13, 1999.

***** Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-49264) filed on November 3, 2000.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL BANCORP, INC.

Date: June 24, 2002

By: /s/ John D. Doherty
John D. Doherty
President, Chief Executive Officer and
Duly Authorized Representative

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ John D. Doherty
John D. Doherty
President, Chief Executive Officer
and Director

Date: June 24, 2002

By: /s/ Michael K. Devlin
Michael K. Devlin
Senior Vice President - Treasurer
and Chief Financial and
Accounting Officer

Date: June 24, 2002

By: /s/ Joseph R. Doherty
Joseph R. Doherty
Chairman of the Board and Director

Date: June 24, 2002

By: /s/ Terence D. Kenney
Terence D. Kenney
Director

Date: June 24, 2002

By: ______________________
John G. Quinn
Director

Date:

By: ______________________
John F. Gilgun, Jr.
Director

Date:

By: ______________________
Marat E. Santini
Director

Date:

By: /s/ Nancy D. Neri
Nancy D. Neri
Director

Date: June 24, 2002

By: /s/ Gregory W. Boulos
Gregory W. Boulos
Director

Date: June 24, 2002



Directors & Officers

Board of Directors

Joseph R. Doherty
Chairman
Central Bancorp, Inc.

John D. Doherty
President & Chief Executive Officer
Central Bancorp, Inc.

Gregory W. Boulos
Partner
CB Richard Ellis/The Boulos Company

John F. Gilgun, Jr.
President
John F. Gilgun Agency

Terence D. Kenney
Retired Chairman of the Board of Assessors
City of Woburn, Massachusetts

Nancy D. Neri
President
George L. Doherty Funeral Service, Inc.

John G. Quinn
President
Quinn Printing Company

Marat E. Santini
Consultant
Santini, Inc.

Honorary Director

Philibert L. Pellegrini, Esq.

Executive Officers

Joseph R. Doherty
Chairman

John D. Doherty
President & Chief Executive Officer

Michael K. Devlin
Senior Vice President, Treasurer & Chief Financial Officer

Paul S. Feeley
Senior Vice President & Chief Information Officer

David W. Kearn
Senior Vice President of Retail & Lending

William P. Morrissey
Senior Vice President of Public Affairs

Rhoda K. Astone
Secretary & Clerk

The above directors and officers of Central Bancorp, Inc. also serve as directors and officers of Central Bank.

Stockholder Information

Annual Meeting. The Annual Meeting of Stockholders of Central Bancorp, Inc., will be held at 11:00 a.m. on September 30, 2002, at the Holiday Inn, 30 Washington Street, Somerville, Massachusetts.

Investor Inquiries. Investors and other parties interested in obtaining information or who have questions about the Bank should contact William P. Morrissey, Senior Vice President, 399 Highland Avenue, Somerville, MA 02144, (617) 628-4000.

Additional copies of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2002, are available without charge.

Common Stock. On January 8, 1999, Central Bancorp, Inc. became the holding company for Central Bank, whose legal name is Central Co-operative Bank. The Bank became a public company on October 24, 1986 by issuing 1,840,000 shares of common stock at $7.50 a share. Central Bancorp's common stock is traded over-the-counter on the NASDAQ National Market System under the symbol CEBK. At March 31, 2002, there were 1,632,789 shares of common stock outstanding and approximately 260 holders of record of the common stock. This total does not reflect the number of persons or entities who held the stock in nominee or "street name" through various brokerage firms. In October 1996, the Company established a quarterly cash dividend policy and made its first dividend distribution on November 15, 1996; it has paid cash dividends on a quarterly basis since initiating the dividend program.

The following tables list the high and low prices for Central Bancorp's common stock during each quarter of fiscal 2002 and fiscal 2001 as reported by the Nasdaq National Market[SM], and the amounts and payable dates of the cash dividends paid during each quarter of fiscal 2002 and fiscal 2001. The stock quotations constitute interdealer prices without retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

Common Stock Prices

Fiscal 2002	**High**	**Low**	Fiscal 2001	High	Low
6/30/01	**$ 26.00**	**$ 17.50**	6/30/00	$ 17.000	$ 14.250
9/30/01	**27.75**	**21.50**	9/30/00	20.063	14.625
12/31/01	**26.99**	**21.00**	12/31/00	18.250	15.500
3/31/02	**29.75**	**25.00**	3/31/01	19.625	16.750

Cash Dividends *(payable dates)*

Fiscal 2002	**Amount**	Fiscal 2001	Amount
5/18/01	**$ .10**	5/19/00	$ .10
8/17/01	**.10**	8/18/00	.10
11/16/01	**.10**	11/17/00	.10
2/15/02	**.10**	2/15/01	.10

Transfer Agent
EquiServe, Inc.
150 Royall Street
Canton, MA 02021
(800) 426-5523

Independent Auditors
KPMG LLP
99 High Street
Boston, MA 02110-2371

Deposit Insurance
Federal Deposit Insurance Corporation (FDIC)
Share Insurance Fund (SIF)

Legal Counsel
Stradley Ronon Stevens & Young, LLP
1220 19th Street N.W., Suite 700
Washington, DC 20036

Websites
Central Bancorp Home Page
http://www.centralbk.com

Registered Stockholders
http://www.gateway.equiserve.com


Central Bancorp



Central Bancorp, Inc.

399 Highland Avenue

Somerville, MA 02144

617.628.4000